Exhibit 99.1

Chi-Med Reports 2018 Full Year Results and Provides Updates on
Key Clinical Programs

London: Monday, March 11, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces its audited financial results for the year ended December 31, 2018 and provides updates on key clinical programs.

Video webcast presentation at 9:00 a.m. GMT and additional conference call at 9:00 a.m. EDT.

•                  Fruquintinib (Elunate®)

•                  Received New Drug Application (“NDA”) approval for fruquintinib and launched in late November 2018 for colorectal cancer (“CRC”), the first ever China-discovered novel oncology drug to receive full NDA approval in China; and

•                  Completed an agreement with Eli Lilly and Company (“Lilly”) to amend the original 2013 license and collaboration agreement for fruquintinib enabling both parties to maximize its long-term commercial potential in China.

•                  Savolitinib

•                  Initiated two studies with potential for registration in lung cancer:

(1) China Phase II in mesenchymal epithelial transition receptor (“MET”) exon 14 mutation/deletion non-small cell lung cancer (“NSCLC”); and

(2) Global Tagrisso®/savolitinib combination Phase II in MET-positive Tagrisso® refractory NSCLC.

•                  Presented Phase II data of Imfinzi®/savolitinib combination in papillary renal cell carcinoma (“PRCC”), a tolerable combination with immature but encouraging efficacy.

•                  Hematological malignancies: Expanded Phase I/Ib dataset in Australia and China in lymphoma for HMPL-523 targeting spleen tyrosine kinase (“Syk”) and HMPL-689 targeting phosphoinositide 3-kinase delta (“PI3Kδ”). Cleared U.S. Investigational New Drug (“IND”) applications on both assets with U.S. and E.U. clinical development set to start in H1 2019.

•                  Immunotherapy combinations: Signed four co-development collaborations for fruquintinib and surufatinib in combination with various programmed cell death protein-1 (“PD-1”) monoclonal antibodies.

•                  Global clinical development: Expansion of U.S. and international clinical and regulatory operations firmly underway with five Chi-Med drug candidates either in or about to start global clinical development.

“With the launch of Elunate® underway and doing well, and with its financial prospects enhanced by the recent Lilly amendment, we are focused on our broader late-stage clinical development program with multiple important opportunities being pursued in parallel,” said Simon To, Chairman, Chi-Med. “We took a big step in 2018 to expand our U.S. development capability in order that we can take full advantage of the global potential of our assets. We also entered the immuno oncology arena through multiple development collaborations combining PD-1 antibodies with our highly selective small molecules. The increased investment in all these activities is partially offset by robust income from our commercial operation in China, which also serves as a very powerful platform for future product launches.”

“Looking ahead, we target multiple NDAs in the coming two or three years, covering savolitinib, surufatinib and fruquintinib, as well as registration studies with our hematological cancer assets. We believe that these activities will address a broad range of unmet medical needs and benefit a large number of patients.”

FINANCIAL HIGHLIGHTS

The items below are selected financial data for the year ended December 31, 2018. All dollars are expressed in US dollar currency unless otherwise stated. For more details, please refer to “Financial Review”, “Operations Review” and “Audited Consolidated Financial Statements” below.

OVERALL GROUP:    in-line with our most recent guidance

•                  Group revenue of $214.1 million (2017: $241.2m).

•                  Net loss attributable to Chi-Med of $74.8 million (2017: net loss $26.7m).

•                  Adjusted Group net cash flow (non-GAAP) was -$57.3 million in 2018.  Cash from our Commercial Platform, as well as payments received from our multi-national partners, offset more than half of our research and development (“R&D”) expenses.

•                  Cash resources of $420.3 million at Group level as of December 31, 2018 ($479.6m as of December 31, 2017), including cash and cash equivalents, short-term investments and unutilized bank facilities.

INNOVATION PLATFORM: increased investment in R&D driven by expansion of our operations and progress on our clinical development pipeline

•                  Consolidated revenue was $41.2 million (2017: $36.0m) mainly from service fee payments from AstraZeneca AB (publ) (“AstraZeneca”), Lilly and Nutrition Science Partners Limited (“NSP”), our 50/50 joint venture with Nestlé Health Science S.A., and $13.5m in milestone payments from Lilly following fruquintinib approval. Following fruquintinib’s launch, under the brand name Elunate®, we recorded revenue of $3.3m and royalty income of $0.3m during the last five weeks of 2018.

•                  R&D expenses on an as adjusted (non-GAAP) basis increased to $142.2 million (2017: $88.0m), primarily driven by the progress in the development of our eight clinical drug candidates, five of which are now in development outside China; investment in the establishment of small molecule manufacturing operations in China; and expansion of U.S. and international clinical and regulatory operations.

•                  Net loss from our Innovation Platform attributable to Chi-Med of $102.4 million (2017: net loss of $51.9m).

COMMERCIAL PLATFORM: continued solid net income growth amid shift in revenue model and over-the-counter (“OTC”) logistics divestment

•                 Total consolidated sales fell 16% to $172.9 million (2017: $205.2m) because of the implementation of the Two-Invoice System in China, a new government policy that led to a shift in our revenue recognition for certain third-party drugs from gross sales consolidation to a fee-for-service revenue model. This new Two-Invoice System policy did not affect our total consolidated net income in 2018.

•                  Total sales of non-consolidated joint ventures, on an as adjusted (non-GAAP) basis excluding the effects of the divestment of certain non-core operations, up 13% to $491.5 million (2017: $433.3m) driven by strong growth across major product categories.

•                  Total consolidated net income from our Commercial Platform attributable to Chi-Med up 10% to $41.4 million (2017: $37.5m), on an as adjusted (non-GAAP) basis excluding one-time gains in 2017.

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U.K. Analysts Meeting and Webcast Scheduled Today at 9:00 a.m. GMT (5:00 p.m. HKT) — at Citigate Dewe Rogerson, 3 London Wall Buildings, London, EC2M 5SY, U.K. Investors may participate in the call at +44 20 3003 2666 (800 900 476 toll free in Hong Kong), or access a live video webcast of the call via Chi-Med’s website at www.chi-med.com/investors/event-information/.

U.S. Conference Call Scheduled Today at 9:00 a.m. EDT — to participate in the call from the U.S., please dial 1 866 966 5335.

Additional dial-in numbers are also available at Chi-Med’s website. For both calls please use conference ID “Chi-Med.”

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INNOVATION PLATFORM — OPERATING HIGHLIGHTS

The points below summarize some of the pipeline development highlights during 2018 and to-date in 2019. For more details, please refer to “Operations Review — Innovation Platform” below.

FRUQUINTINIB — Highly selective tyrosine kinase inhibitor (“TKI”) of vascular endothelial growth factor receptor (“VEGFR”) 1/2/3 — focus on maximizing commercial potential of our first approved drug:

•                  FRESCO China Phase III in third-line CRC, potentially best-in-class in terms of both efficacy and safety.

•            China NDA — approval and launch: received full approval for launch of fruquintinib (under the brand name Elunate®) in CRC in September 2018, including Good Manufacturing Practice (“GMP”) certification of our manufacturing facility in Suzhou. In partnership with Lilly, we launched fruquintinib in China in late November 2018 in a series of national launch meetings across China;

•            Material financial impact: during 2018 Chi-Med recognized revenue from Lilly totaling $26.9 million including $14.0 million in milestone and upfront payments, $9.3 million service fees and costs, and $3.6 million in revenue from product purchases and royalties since the late-November 2018 launch;

•            JAMA publication: in June 2018, the full FRESCO results were published in the Journal of the American Medical Association (“JAMA”), which we believe to be the first China-based novel oncology therapy Phase III trial to be published in the JAMA, a landmark achievement; and

•            Two further analyses of FRESCO data presented at the annual meeting of the American Society of Clinical Oncology (“ASCO”) in June 2018: (1) a subgroup analysis by prior anti-VEGF or anti-epidermal growth factor receptor (“EGFR”) target therapy showed that fruquintinib had clinically meaningful benefits regardless of prior targeted therapy (PTT) without observed cumulative toxicity; and (2) an ad-hoc analysis of quality-adjusted time without symptoms or toxicity (“Q-TWiST”) showed relative improvement of Q-TWiST with fruquintinib, representing a potentially clinically important quality-of-life benefit for patients;

•                  2018 Lilly Amendment: an important amendment to the original 2013 agreement that we believe secures the long-term commercial potential fruquintinib. Chi-Med will pay the full cost of any future clinical development in China. In return, Chi-Med gains:

•           Full freedom to operate in selecting and pursuing any future indications in China;

•           Materially higher milestones and royalties;

•           Freedom to collaborate with any third-party in clinical development; and

•           Possible promotion rights in 30-40% of China for fruquintinib, based on territorial sales. This transition is not expected before 2021. Until then, Lilly is responsible for all costs associated with the launch and commercialization of fruquintinib in China. If Chi-Med assumes fruquintinib promotion in the 30-40% of China, we will receive service fees, which we expect to be net income accretive to Chi-Med.

•                  FALUCA China Phase III in third-line NSCLC: completed enrollment of 527 patients and in November 2018 we read-out top-line results in which fruquintinib demonstrated tolerable safety and strong anti-tumor efficacy in NSCLC, meeting all secondary endpoints, however it did not achieve its primary overall survival (“OS”) endpoint;

•                  Global clinical development: Chi-Med retains all rights to fruquintinib outside of China. In 2018, the U.S. recommended Phase II dose for fruquintinib was determined to be the same as the dose in China. Planning is ongoing for a Phase II/III registration study in CRC in the U.S. / Europe in addition to multiple exploratory studies of fruquintinib in the U.S.; and

•                  PD-1 collaborations: in late 2018 we entered into collaboration agreements with Innovent Biologics (Suzhou) Co. Ltd. (“Innovent”) globally and Genor Biopharma Co. Ltd. (“Genor”) in China to explore fruquintinib in combination with their respective PD-1 monoclonal antibodies Tyvyt® (sintilimab) and genolimzumab. Safety run-in studies are now underway/being planned.

SAVOLITINIB — Highly selective TKI of MET:

•                  Lung cancer — MET is an increasingly important target in NSCLC both in first-line and as a major resistance mechanism in EGFR TKI-refractory patients

•           In EGFR-TKI refractory NSCLC: following ongoing encouraging data in the TATTON Phase Ib/II studies in late 2018, AstraZeneca proceeded with initiation of SAVANNAH, a Phase II study of the Tagrisso® / savolitinib combination therapy in MET-positive, third-generation EGFR TKI-refractory NSCLC (principally second-line and third-line after Tagrisso®). SAVANNAH is a global study in North and South America, Europe and Asia which, subject to positive clinical outcome, is designed to support potential NDA submission. Primary data completion is anticipated in 2021;

•            In MET Exon 14 mutation/deletion NSCLC: China Phase II registration intent study is ongoing with primary data completion anticipated in 2020 and potential to be the first NDA for savolitinib.

•                  Kidney cancer — immunotherapy combinations rapidly changing the treatment landscape in RCC

•                  CALYPSO Phase II combination of savolitinib with Imfinzi® programmed death-ligand 1 (“PD-L1”) inhibitor: interim data for the PRCC cohort of the CALYPSO Phase II study were presented last month at the 2019 American Society of Clinical Oncology Genitourinary Symposium (“ASCO GU”) reporting an objective response rate (“ORR”) of 27% (11/41). For previously untreated patients ORR was 32% (9/28). The savolitinib / Imfinzi® combination was tolerable. Investigators concluded that the combination is associated with durable responses in PRCC and that both progression free survival (“PFS”) and OS data were immature but encouraging. This compares to savolitinib monotherapy which reported a 7% ORR in PRCC patients (18% ORR in MET-positive; and 0% ORR in MET-negative) in a previously reported Phase II study; and

•                  SAVOIR Phase III in MET-positive PRCC: AstraZeneca and Chi-Med decided to suspend enrollment in the SAVOIR study due to multiple factors. These included our molecular epidemiology study which as well as emerging favorable data in PRCC for immunotherapies.  We intend to reassess PRCC strategy in favor of potential combinations of savolitinib and immunotherapy.

SURUFATINIB (HMPL-012 or sulfatinib) — unique angio-immuno kinase inhibitor of VEGFR, fibroblast growth factor receptor (“FGFR”) 1, and colony stimulating factor-1 receptor (“CSF-1R”):

•                 China Phase IIIs in neuroendocrine tumor (“NET”): enrollment continued in the two Phase III registration studies in pancreatic-NET patients (SANET-p) as well as the broader non-pancreatic-NET population (SANET-ep). Interim analyses are expected for 2019; if results are positive and support NDA submission in early 2020, surufatinib could potentially be Chi-Med’s first novel drug candidate to be launched by our own commercial team;

•                 China Phase II/III in biliary tract cancer (“BTC”): based on our Phase Ib study, planning is close to complete for a randomized, open-label Phase II/III study to evaluate efficacy and safety of surufatinib in second line BTC patients in comparison to capecitabine. Study initiation is expected imminently;

•                 U.S. Phase Ib expansion:  our U.S. dose escalation study completed in 2018 and a Phase Ib dose expansion study in NET and BTC patients is ongoing;

•                 PD-1 collaborations: in late 2018 we signed collaboration agreements with Shanghai Junshi Biosciences Co. Ltd. (“Junshi”) globally and Taizhou Hanzhong Pharmaceuticals, Inc. (“Hanzhong”) in China to explore surufatinib in combination with their respective PD-1 monoclonal antibodies Tuoyi® (toripalimab) and HX008. The safety run-in study of surufatinib plus Tuoyi® is now underway.

Further progress in early/proof-of-concept clinical trials, including:

•                  HMPL-523 — highly selective Syk TKI:

•             Non-Hodgkin’s lymphoma: a Phase Ib dose expansion study is ongoing in both China and Australia in multiple sub-types of non-Hodgkin’s lymphoma including chronic lymphocytic leukemia; small lymphocytic lymphoma; follicular lymphoma; marginal zone lymphoma; diffuse large B-cell lymphoma; and mantle cell lymphoma;

•             Gained U.S. clearance for IND application; and

•             Initiated a Phase I study in combination with azacitidine, an approved hypo methylation agent, in elderly patients with acute myeloid leukemia in China. Dose escalation is now ongoing.

•                 HMPL-689 a highly selective PI3Kδ TKI: a Phase I dose escalation study is approaching completion in China in non-Hodgkin’s lymphoma patients; and our U.S. IND application has also been cleared.

•                 Epitinib Phase Ib/II in EGFR gene amplified glioblastoma, a type of primary brain cancer: a dose escalation study was initiated in China in the first quarter of 2018 with epitinib.

Expansion of U.S. and international operations, and recruitment of key personnel: established new office in New Jersey to support our multiple unpartnered compounds through proof-of-concept and registration trials outside of Asia.

INNOVATION PLATFORM — KEY EVENTS IN 2019

•                  Early 2019:

•                Savolitinib — Phase Ib/II data (CALYPSO) — PRCC cohort dataset for the Imfinzi® / savolitinib combination presented at ASCO GU (February 2019);

•                 Surufatinib — Phase I start — PD-1 combinations — initiate China safety run-in study for surufatinib combination with Tuoyi®;

•                 Savolitinib — Phase Ib/II data (TATTON) — presentation of Tagrisso® / savolitinib combination updated interim dataset in MET positive EGFR TKI refractory NSCLC at the 2019 American Association of Cancer Research (“AACR”) conference in March 29 to April 3, 2019;

•                 Savolitinib — Phase II data — MET Exon 14 NSCLC — preliminary China Phase II data to be presented at the 2019 AACR conference;

•                 Fruquintinib — Phase III interim analysis (FRUTIGA) — interim analysis for futility in second-line gastric cancer Phase III in China of fruquintinib / Taxol® (paclitaxel) combination;

•                 Surufatinib — Phase II/III start — expected start of China Phase II/III study in biliary tract cancer;

•                HMPL-523 (Syk) — Phase I start — expected start of U.S. / E.U. Phase I/Ib study in indolent non-Hodgkin’s lymphoma;

•               Fruquintinib — Phase I start — PD-1 combinations — initiate China safety run-in studies for fruquintinib combinations with Tyvyt® and genolimzumab; and

•                HMPL-689 (PI3Kδ) — Phase I start — expected start of U.S. / E.U. Phase I/Ib study in indolent non-Hodgkin’s lymphoma.

•                  Mid-2019:

•                  Savolitinib — Phase II data (VIKTORY) — publication of the results of Phase II umbrella trial in metastatic gastric cancer based on tumor molecular profiling with MET-positive patients represented in three out of twelve VIKTORY treatment arms;

•                  Surufatinib — Phase III interim analysis (SANET-ep) — planned interim analysis in non-pancreatic NET Phase III in China of surufatinib monotherapy; and

•                  Fruquintinib — Phase III data (FALUCA) — intend to submit full analysis of third-line NSCLC registration study for presentation at a scientific conference.

•                  Late-2019:

•                  Savolitinib — Enrollment completion — expect to complete enrollment of China Phase II registration study in MET Exon 14 NSCLC;

•                  Fruquintinib — Phase II/III start — expected initiation of U.S. / E.U. Phase II/III study in metastatic CRC;

•                  HMPL-523 — Registration study start — expected initiation of China registration study in indolent non-Hodgkin’s lymphoma;

•                  Surufatinib — Phase Ib/II data — submit for publication of the results of Phase Ib/II study in biliary tract cancer in China; and

•                  Surufatinib — Phase III interim analysis (SANET-p) — planned interim analysis in pancreatic NET Phase III in China of surufatinib monotherapy.

COMMERCIAL PLATFORM — OPERATING HIGHLIGHTS

The points below summarize some of the operational and financial highlights of our Commercial Platform during 2018. For more details, please refer to “Operations Review — Commercial Platform” below.

Large-scale, high-performance drug marketing and distribution platform covering ~320 cities/towns in China with approximately 3,400 sales personnel. Targeting multiple indications with several household-name brands:

•                  Sales of our non-consolidated Prescription Drugs joint venture, Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) grew by 13% to $275.7 million (2017: $244.6m). SHPL’s main product, She Xiang Bao Xin (“SXBX”) pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, saw sales increase by 11% to $233.1 million.

•                  Our consolidated Prescription Drugs business, operated through Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”), saw sales decrease by 20% to $132.8 million (2017: $166.4m) as a result of the Chinese government’s phased implementation of the new Two-Invoice System, pursuant to which Hutchison Sinopharm had converted to earning service fees from the commercialization of certain third-party products instead of recognizing the gross sales; regardless of the Two-Invoice System change, sales performance on key third-party products, such as Seroquel®, was strong resulting in 51% growth in service fees to $17.2 million (2017: $11.4m);

•                 Sales of our non-consolidated Consumer Health joint venture, Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), grew by 14% to $215.8m (2017: $188.8m, excluding divested operations), driven by progress on certain secondary products.

•                  Our consolidated Consumer Health sales increased by 3% to $40.1 million (2017: $38.8m).

FINANCIAL GUIDANCE

We provide streamlined Financial Guidance for 2019.

The ramp-up of manufacturing and royalty revenues from Lilly on Elunate® is expected to significantly benefit the Company’s financial results in years to come, with a gradual start in 2019 — the product’s first full year on the market. On the broader Innovation Platform, we plan to continue to increase our investment in R&D particularly on clinical development of our main assets in the U.S. and Europe as well as in China (as discussed in the “Product pipeline progress” section below).

On the Commercial Platform, we expect to continue to generate cash flow directly through our subsidiaries and via dividends from our joint ventures.  Two government reforms, the Two-Invoice System and the 4+7 Quality Consistency Evaluation (“QCE”) System, could narrow growth rates this year before having a positive mid- to long-term impact for Chi-Med (both reforms are discussed in detail the “Commercial Platform,” section below).

2019 Guidance
Research & Development Expenses	$(160) – (200) million
Adjusted (non-GAAP) Group Net Cash Flow excluding financing activities	$(120) – (150) million

2019 U.S. dollar guidance takes into account the weakening of the RMB, which is down 5% relative to the first half average last year due to global macroeconomic factors.

Use of Non-GAAP Financial Measures — References in this announcement to adjusted R&D expenses, adjusted consolidated net income attributable to Chi-Med from our Commercial Platform, adjusted consolidated operating profit from our Commercial Platform, adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business, adjusted revenues of HBYS and non-consolidated joint ventures, adjusted service fees for Seroquel®, adjusted Group net cash flows and adjusted Group net cash flows excluding financing activities are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

FINANCIAL STATEMENTS

Chi-Med will today file with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F.

ANNUAL GENERAL MEETING

The Annual General Meeting of Chi-Med will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Wednesday, April 24, 2019 at 11:00 a.m.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries

	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries

	UK & Europe — Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk

	Americas — Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com

Hong Kong & Asia ex-China	— Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	— Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com

	Mainland China — Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor

	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us,” and “our,” mean Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “believe,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that Chi-Med obtained from industry publications and reports generated by third-party market research firms. Although Chi-Med believes that the publications, reports and surveys are reliable, Chi-Med has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

FINANCIAL REVIEW

Chi-Med Group revenue for the year ended December 31, 2018 was $214.1 million (2017: $241.2m). Revenue from the Commercial Platform decreased to $172.9 million (2017: $205.2m) driven by the adoption of the Two-Invoice System which caused our consolidated joint venture Hutchison Sinopharm to cease recognizing gross sales from certain third-party products and instead earn service fees from such sales in 2018. This has had no effect on net income. Revenue from the Innovation Platform increased to $41.2 million in 2018 (2017: $36.0m), reflecting higher milestone income in 2018 of $13.5m from Lilly (2017: $5.0m from AstraZeneca and $4.5m from Lilly), and first-time recorded fruquintinib product revenue of $3.3m and royalty income of $0.3m. It should be noted that Group revenues do not include the revenues of our two large-scale, 50/50 joint ventures in China, SHPL and HBYS, since these are accounted for using the equity method.

In 2018, our Commercial Platform, which is a consistent source of profit and cash for Chi-Med, grew operating profit by 10% to $47.0 million (2017: $42.6m on an as adjusted (non-GAAP) basis excluding one-time gains of $2.5m). This reflected growth in SHPL’s coronary artery disease business and service fees on Seroquel® and Concor®. The Innovation Platform incurred an operating loss of $102.6 million (2017: operating loss of $52.0m) as a result of substantial expansion of virtually all aspects of our R&D operations including clinical development of our pipeline of eight drug candidates; and also including certain non-cash share-based incentive scheme charges and intangible asset impairment provisions.

Net corporate unallocated expenses, primarily Chi-Med Group overhead and operating costs, declined to $10.7 million (2017: $11.5m) mainly due to higher interest income from short-term investments.

Consequently, Chi-Med Group’s operating loss was $66.3 million (2017: operating loss of $18.4m).

The aggregate of interest and income tax expenses of Chi-Med Group, as well as net income attributable to non-controlling interests was $8.5 million (2017: $8.3m) mainly due to higher profit taxes in the Commercial Platform.

The resulting total Group net loss attributable to Chi-Med was $74.8 million (2017: net loss of $26.7m).

As a result, Group net loss attributable to Chi-Med in 2018 was $1.13 per ordinary share / $0.565 per American depositary share (“ADS”), compared to net loss attributable to Chi-Med of $0.43 per ordinary share / $0.215 per ADS, in 2017.

Cash and Financing

We have used, and will continue to use, financial discipline in aiming to partially offset increasing clinical investment with cash generated in our operating activities. This includes cash from dividends paid by our non-consolidated Commercial Platform joint ventures, as well as collaboration payments received from our multi-national pharmaceutical company partners. In 2018, these cash inflows offset more than half of our R&D expenses. As a result, the total Chi-Med Group net cash flow during 2018 was -$57.3 million despite R&D expenses of $142.2 million, both on an adjusted (non-GAAP) basis.

As of December 31, 2018, we had available cash resources of $420.3 million (December 31, 2017: $479.6m) at the Chi-Med Group level. This included cash and cash equivalents and short-term investments of $301.0 million (December 31, 2017: $358.3m) and unutilized bank borrowing facilities of $119.3 million (December 31, 2017: $121.3m). In addition, as of December 31, 2018, our non-consolidated joint ventures (SHPL, HBYS and NSP) held $59.2 million (December 31, 2017: $67.0m) in available cash resources.

Outstanding bank loans as of December 31, 2018 amounted to $26.7 million (December 31, 2017: $30.0m) at the Chi-Med Group level, with a weighted average cost of borrowing in 2018 of 2.8% (2017: 2.7%). As of December 31, 2018, our non-consolidated joint ventures had no outstanding bank loans.

In summary, we believe that the cash resources that we currently hold are sufficient to fund development of our clinical drug pipeline through multiple major value inflection points, including the potential NDA submissions on savolitinib, surufatinib and fruquintinib.

OPERATIONS REVIEW

INNOVATION PLATFORM

The Chi-Med pipeline of drug candidates has been created and developed by our Innovation Platform, an in-house R&D operation which was started in 2002. Since then, we have built a large team of about 420 scientists and staff (December 31, 2017: ~360) based mainly in China. We operate a fully-integrated drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Looking ahead, we plan to continue to build and leverage this platform, as we have in the past decade, to produce a stream of novel drug candidates with global potential.

Innovation Platform revenue in 2018 was $41.2 million (2017: $36.0m) mainly from service fee payments from AstraZeneca, Lilly and NSP, as well as $13.5 million in milestone payments from Lilly following the approval of fruquintinib capsules and then, during the final five weeks of 2018, first-time Elunate® product revenue and royalties of $3.6 million.

Net loss attributable to Chi-Med increased to $102.4 million (2017: net loss of $51.9m) as a result of increased R&D expenses of $142.2 million (2017: $88.0m) on an as adjusted (non-GAAP) basis driven by broad scale expansion of clinical development activities in both China and global markets as well as the establishment of small molecule manufacturing operations. Two non-cash items totaling $22.3 million were also included in the 2018 net loss — (1) an intangible asset impairment provision in regard to a drug candidate under NSP; and (2) amortized expenses related to the grant of options to the Innovation Platform middle management team.

Since inception, the Innovation Platform has dosed approximately 4,400 patients/subjects in clinical trials of our drug candidates with over 700 dosed in 2018 in over thirty active studies.

U.S. and International Operations Expanded

In early 2018, we commenced operations of Hutchison MediPharma (US) Inc. at our new U.S. offices in Florham Park, New Jersey. While we have been conducting clinical and non-clinical development in North America and Europe for over a decade, the activities conducted by this new U.S. office will support our growth strategy outside of China and significantly broaden and scale-up our non-Asia clinical development and international operations. As part of this strategy, we recruited two experienced senior personnel, namely the U.S. Chief Medical Officer, and the Head of International Operations. They will support our expansion of clinical development and regulatory activities for fruquintinib, surufatinib, HMPL-523 (Syk) and HMPL-689 (PI3Kδ) in the U.S. and the E.U. during 2019.

Product Pipeline Progress

SAVOLITINIB (AZD6094)

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to address human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, involving approximately 900 patients, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in NSCLC, PRCC and gastric cancer with an acceptable safety profile. We are currently testing savolitinib, in partnership with AstraZeneca, in multiple Phase Ib/II studies, both as a monotherapy and in combinations. Two studies, which subject to positive clinical outcome, are designed to support NDA submission are underway in lung cancer. Several additional studies, mostly proof-of-concept, have or will report in 2019 and could potentially warrant further development.

Savolitinib — Lung cancer: MET is an increasingly important target in NSCLC. The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib and Tagrisso®	TATTON: 2L/3L EGFRm; TKI refractory; MET+	Global	Ib/II	Completed Data present 2019	NCT02143466
Savolitinib and Tagrisso®	SAVANNAH: 2L/3L EGFRm; Tagrisso® refractory; MET+	Global	II	Initiated Dec 2018	NCT03778229
Savolitinib and Iressa®	2L EGFRm; Iressa® ref; MET+	China	Ib/II	Completed	NCT02374645
Savolitinib	MET Exon 14 deletion	China	II Registration	Target compl. end 2019	NCT02897479

Tagrisso® (osimertinib) resistance in NSCLC: Since its first approval in November 2015, Tagrisso® has been established as a new standard of care in the treatment of EGFR mutation positive (“EGFRm”) NSCLC, approved in over 80 countries it had sales of $1.9 billion in 2018. Understanding the mechanism of acquired resistance following Tagrisso® treatment is a key clinical question to inform the next treatment choice.

At the European Society of Medical Oncology Congress 2018, AstraZeneca presented the first results on the acquired resistance spectrum detected in patient plasma after progression in the first-line (FLAURA) and second-line T790M (AURA3) Phase III studies. MET amplification was among the most frequent mechanisms of acquired resistance to Tagrisso® with 15% of patients in the FLAURA study, and 19% of patients in AURA3.

TATTON (NCT02143466) — The combination of Tagrisso®/savolitinib as a treatment option for MET amplified EGFR-TKI refractory NSCLC: In 2016, we initiated a global Phase Ib/II expansion study in NSCLC, the TATTON (Part B) study, aiming to recruit sufficient MET amplified patients, who had progressed after prior treatment with EGFR TKI (e.g. Iressa®/Tarceva®/Tagrisso®), to support a decision on global Phase II/III registration strategy.

Initial data from the TATTON (Part B) study assessing the safety and preliminary efficacy of the Tagrisso®/savolitinib combination were presented at the World Conference on Lung Cancer (“WCLC”) in 2017. Confirmed partial responses (“PRs”) were seen in 20/34 (ORR 59%) of patients with MET+ T790M+/- EGFRm NSCLC (local testing) who had been previously treated with a first- or second-generation EGFR TKI (primarily Iressa® and Tarceva®). The majority of these patients having received only one prior line of therapy. For patients that had progressed on third-generation EGFR TKIs (primarily Tagrisso®) confirmed PRs were seen in 10/33 (ORR 33%) of patients with MET+ EGFRm NSCLC (local testing).

In late 2017, we expanded a further arm of the TATTON study, Part D, to study Tagrisso® combined with a lower savolitinib dose in the context of optimizing the long-term tolerability of the combination for patients who could be in poor condition and/or on the combination for long periods of time. Enrollment of TATTON Part B and D have now been completed and patients continue to be treated and clinical data continues to mature.  Finalization of the registration study dose of Tagrisso® and savolitinib is close to complete. Presentation of the full TATTON dataset is planned for the 2019 AACR conference.

SAVANNAH (NCT03778229) — Based on the encouraging TATTON results, Chi-Med and AstraZeneca have initiated a global Phase II study of Tagrisso®/savolitinib combination in patients with MET+ EGFRm NSCLC who have progressed following Tagrisso® — SAVANNAH is a single-arm study, in North and South America, Europe and Asia with primary data completion anticipated in 2021.

Iressa® / Savolitinib combination (NCT02374645) — Separately, a Phase Ib study combining AstraZeneca’s first-generation EGFR TKI Iressa® with savolitinib has been completed in China. Chi-Med and AstraZeneca will continue to evaluate this opportunity during 2019.

MET Exon 14 deletion NSCLC (NCT02897479) — MET Exon 14 deletion is present in 2-3% of NSCLC patients, or approximately 10,000 new patients per year in China. The China Phase II study of savolitinib monotherapy is currently enrolling in NSCLC patients with MET Exon 14 deletion who have progressed following prior systemic therapy, or are unable to receive systemic therapy. Primary data completion is expected in 2020 with potential to be savolitinib’s first NDA.

Savolitinib — Kidney cancer: The table below shows a summary of the clinical studies for savolitinib in kidney cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	SAVOIR; MET+ PRCC	Global	III	Enrol. suspended	NCT03091192
Savolitinib and Imfinzi®	CALYPSO: Papillary RCC	UK/Spain	II	Interim — Presented at ASCO GU 2019	NCT02819596
Savolitinib monotherapy	CALYPSO: Clear cell RCC; VEGFR TKI refractory	UK/Spain	II	Discontinued (focus on PD-L1 combos)	NCT02819596
Savolitinib and Imfinzi®	CALYPSO: Clear cell RCC; VEGFR TKI refractory	UK/Spain	II	Enrolling — Data late 2019/early 2020	NCT02819596

CALYPSO Phase II in RCC of savolitinib or savolitinib with Imfinzi® PD-L1 inhibitor combination (NCT02819596) — The CALYPSO study is an investigator initiated open-label Phase I/II study of savolitinib in combination with Imfinzi®, AstraZeneca’s anti-PD-L1 antibody. The study is evaluating treatment of PRCC and clear cell renal cell carcinoma (ccRCC) patients at sites in the U.K. and Spain.

PRCC cohort — Interim data for the PRCC cohort of the CALYPSO Phase II study were presented at the 2019 ASCO GU showing encouraging efficacy across all PRCC patients (both MET-positive and -negative). The CALYPSO data, reported ORR of 27% (11/41), while median PFS was 5.3 months (95% CI: 1.5-12.0 months). Median OS was immature/not reached. For previously untreated patients (n=28), ORR was 32% (9/28). The combination was tolerable with edema (10%), nausea (5%), and transaminitis (5%) being most frequent treatment related Grade ≥3 adverse events. The investigators concluded that the Imfinzi® / savolitinib combination is associated with durable responses in PRCC and that both PFS and OS data were immature but encouraging.

The above CALYPSO combination data compares to the savolitinib monotherapy (Phase II) which reported an ORR of 7% in all PRCC patients (18% ORR in MET-positive; and 0% in MET-negative).

These data led AstraZeneca and Chi-Med to suspend enrollment in the SAVOIR Phase III study (NCT03091192) targeting the MET-positive PRCC patient population with savolitinib monotherapy in order to reassess PRCC strategy in favor of potential combinations of savolitinib and immunotherapy.

Savolitinib — Gastric cancer:

Phase II gastric cancer studies are now complete in China as well as the VIKTORY umbrella study run at and sponsored by the Samsung Medical Center in South Korea. At the end of 2018, a total of over 1,000 gastric cancer patients had been screened in these studies and those patients with confirmed MET-driven disease were treated with either savolitinib monotherapy or savolitinib in combination with docetaxel.  The table below shows a summary of the clinical studies for savolitinib in gastric cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Gastric cancer (MET amplification) and VIKTORY (in South Korea)	China & South Korea	II	Completed VIKTORY to publish 2019	NCT01985555 / NCT02449551
Savolitinib and Taxotere®	VIKTORY: Gastric cancer (MET amplification)	South Korea	II	Enrollment stopped (Patients directed to Savolitinib mono due to its high efficacy)	NCT02447406
Savolitinib and Taxotere®	VIKTORY: Gastric cancer (MET over-expression)	South Korea	II		NCT02447380

Savolitinib monotherapy in MET amplified gastric cancer patients (NCT01985555 / NCT02449551) — Preliminary results were presented at the CSCO conference in late 2017 for the efficacy evaluable MET amplified patients in China. This China study concluded that savolitinib monotherapy demonstrated promising anti-tumor efficacy in gastric cancer patients with MET amplification, and the potential benefit to these patients clearly warranted further exploration, including continuing enrollment for a Phase II study in China. The VIKTORY Phase II study is now complete in MET amplified patients in South Korea, and the full data set is expected to be published in a scientific journal in 2019.

Savolitinib — Prostate cancer: The table below shows a summary of the clinical study for savolitinib in prostate cancer patients.

Treatment	Treatment	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Metastatic Castration-Resistant Prostate Cancer (“mCRPC”)	Canada	II	Enrolling	NCT03385655

This study is sponsored by the Canadian Cancer Trials Group and designed to determine the effect of savolitinib on prostate-specific antigen (“PSA”) decline and time to PSA progression, ORR as determined by RECIST 1.1 criteria, the safety and toxicity profile of savolitinib in mCRPC patients, as well as any potential predictive and prognostic factors. The umbrella study targets to enroll around 500 patients into four treatment arms based on molecular status, with one treatment arm being patients with aberrant MET activation who will receive savolitinib. High levels of MET over-expression can be prevalent in prostate cancer patients.

FRUQUINTINIB (ELUNATE®)

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3 that was designed to be a global best-in-class VEGFR inhibitor for many types of solid tumors. VEGFR inhibitors play a pivotal role in tumor-related angiogenesis, cutting off the blood supply that a tumor needs to grow rapidly. The global market for anti-angiogenesis therapies was estimated at over $16 billion in 2018, including both monoclonal antibodies and small molecules approved in around 30 tumor settings. Chi-Med retains all rights to fruquintinib outside of China and is partnered with Lilly in China.

Fruquintinib was designed to improve kinase selectivity in comparison to other approved small molecule TKIs, to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The excellent tolerability in patients to-date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies.

2018 Lilly Amendments for China Rights — In December 2018, we announced certain amendments (the “2018 Amendment”) to the original 2013 China License and Collaboration Agreement (“2013 Agreement”) on fruquintinib with Lilly.

We believe this amendment now enables both Chi-Med and Lilly to maximize the long-term commercial potential of fruquintinib, our first approved drug and currently most important asset in China. Under the terms of the 2013 Agreement, decision making on life cycle indications (“LCI”) development beyond the initial indications of third-line CRC, third-line NSCLC and second-line gastric cancer was controlled by Lilly. The majority of development costs for LCIs were to be paid by Lilly, with the minority by Chi-Med.

The 2018 Amendment now gives Chi-Med full control of clinical development for fruquintinib in China. Chi-Med will take on all LCI development costs, the scale of which will be determined solely by Chi-Med and be based on the LCIs we select to pursue. In return for Chi-Med’s investment of capital and resources, Lilly will pay Chi-Med a $20 million milestone upon approval of each fruquintinib LCI in China, for up to three LCIs, totaling up to $60 million. Furthermore, upon the launch of the first LCI, the tiered royalty structure, payable by Lilly to Chi-Med on total sales in China, will be raised from the range of 15-20% in the 2013 Agreement to a new level of 15-29% under the 2018 Amendment.

Chi-Med now has freedom to collaborate with any third-party in China, for example PD-1 immunotherapy manufacturers such as Innovent and Genor.

In addition to the above, Chi-Med may assume exclusive promotion rights in 30-40% of China on fruquintinib, based on territorial sales. Until this possible transition occurs, which is not expected to occur before 2021, Lilly is responsible for all costs associated with the launch and commercialization of fruquintinib in China. If Chi-Med does eventually assume fruquintinib promotion in the 30-40% of China, we will receive service fees in that territory and believe that this arrangement would be net income accretive to Chi-Med.

The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: >3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	3L/4L CRC; Stivarga®/Lonsurf® ref./intol.	US/EU	Ib	US/EU registration study in planning	TBD
Fruquintinib and Taxol®	FRUTIGA: 2L gastric cancer	China	III	Interim analysis in early 2019	NCT03223376
Fruquintinib monotherapy	FALUCA: 3L NSCLC; chemotherapy refractory	China	III	Did not meet median OS primary endpoint. Target to submit full analysis for presentation in 2019	NCT02691299
Fruquintinib and Iressa®	1L NSCLC; EGFRm	China	II	Enrollment completed	NCT02976116
Fruquintinib and genolimzumab (PD-1)	Solid tumors	China	I	Safety run-in in planning	TBD
Fruquintinib and Tyvyt® (PD-1)	Solid tumors	China	I	Safety run-in in planning	TBD

Fruquintinib — Colorectal Cancer:

In September 2018, the National Medical Products Administration of China approved the first NDA for fruquintinib for the treatment of patients with advanced CRC. The NDA is supported by data from the successful FRESCO study, a Phase III pivotal registration trial of fruquintinib in 416 patients with CRC in China, which was highlighted in an oral presentation at the ASCO Annual meeting on June 5, 2017 and was published in JAMA, in June 2018.

In late November 2018, we announced the first commercial launch of Elunate® (fruquintinib capsules) with the initiation of product sales in China. Elunate® is for the treatment of patients with metastatic CRC that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (Ras wild type).

Elunate® launch update — Elunate® has been able to secure inclusion on certain city level Reimbursement Lists in early 2019. This will quickly give us a sense for the longer-term market potential for Elunate® in third-line CRC. Aside from these reimbursed cities, to start with, all sales are currently paid for out of pocket by patients. To broaden access to Elunate® ahead of potential National Drug Reimbursement List (“NDRL”) inclusion, Lilly is implementing a means-tested patient access program (“PAP”). The PAP requires patients to pay for three 28-day cycles of Elunate® (cycles one, two and five) at the full price. Outside of these three paid-for cycles, Elunate® will be provided for free.

Since launch in late November 2018, Lilly has been working to roll-out Elunate® in China, province-by-province. Early market up-take suggests that the pricing strategy and PAP are working well and overall prescription and distributor sales performance for Elunate® is encouraging. To broadly access the approximately 55,000 to 60,000 new third-line CRC patients per year in China, Elunate® would need to gain access to the NDRL, a major priority for Lilly and Chi-Med in 2019.

Global development of fruquintinib in CRC — In addition, the U.S. recommended Phase II dose for fruquintinib was established in a Phase I study during 2018. In 2018, we started also planning for a Phase II/III registration study in the U.S. and Europe in third- or fourth-line metastatic CRC patients who are resistant to or intolerant of prior Stivarga®/Lonsurf® treatment.

Fruquintinib — Gastric Cancer:

Phase III study of fruquintinib in combination with Taxol® in gastric cancer (second-line) (NCT03223376) — In October 2017, we initiated the FRUTIGA study, a randomized, double-blind, Phase III study to evaluate the efficacy and safety of fruquintinib combined with Taxol® compared with Taxol® monotherapy for second-line treatment of advanced gastric or gastroesophageal junction adenocarcinoma, in patients who had failed first-line standard 5-flourouracil-based chemotherapy. A total of over 500 patients are expected to be enrolled into the FRUTIGA study at a 1:1 ratio. The primary endpoint is OS, with secondary endpoints including PFS, ORR, disease control rate (“DCR”) and quality-of-life score. Biomarkers related to the anti-tumor activity of fruquintinib will also be explored. We intend to conduct an early interim analysis (n~100) of the FRUTIGA study for proof-of-concept, on PFS and 6-month trending OS, during the first half of 2019.

Fruquintinib — NSCLC:

Phase III study of fruquintinib monotherapy in third-line NSCLC (NCT02691299) — In November 2018, we announced the outcome of FALUCA, the Phase III trial of fruquintinib in advanced NSCLC patients in China who have failed two lines of systemic chemotherapy. The trial did not meet the primary endpoint to demonstrate a statistically significant increase in OS compared to placebo. However, fruquintinib demonstrated a statistically significant improvement in all secondary endpoints including PFS, ORR, DCR and duration of response (“DoR”) as compared to the placebo. The safety profile of the trial was in line with that observed in prior clinical studies. We intend to submit full analysis of the FALUCA study for presentation at a scientific conference in 2019.

Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC (NCT02976116) — In early 2017, we initiated a multi-center, single-arm, open-label, dose-finding Phase II study of fruquintinib in combination with Iressa® in the first-line setting for patients with advanced or metastatic NSCLC with EGFR activating mutations. We have enrolled about 50 patients in this study with the objective of evaluating the safety and tolerability as well as the efficacy of the combination therapy. Preliminary data were presented in late 2017 at the WCLC, showing an encouraging response and safety profile. Fruquintinib’s unique safety and tolerability profile, resulting from its high kinase selectivity, combined with better flexibility to manage treatment emergent toxicities due to its shorter half-life than monoclonal antibody anti-angiogenesis therapies, makes it a suitable combination partner for EGFR TKIs. The primary objective of this exploratory study is to determine the safety and tolerability and median PFS of the fruquintinib / Iressa® combination. Primary data completion is anticipated in late 2019.

Fruquintinib — Combinations with Checkpoint Inhibitors:

In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors. These include a global collaboration to evaluate the combination of fruquintinib with Tyvyt® (sintilimab, IBI308), a PD-1 monoclonal antibody approved in China in late 2018 by Innovent and a collaboration in China to evaluate the fruquintinib combination with genolimzumab (GB226), a PD-1 monoclonal antibody being developed by Genor. Safety run-in studies are currently being planned/underway to establish the safe and effective dose regimens for the fruquintinib combinations with either Tyvyt® or genolimzumab.

SURUFATINIB (HMPL-012 OR SULFATINIB)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that inhibits VEGFR and FGFR which both inhibit angiogenesis, and CSF-1R which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib’s dual mechanism of action may be very suitable for combination use with other immunotherapies. We currently retain all rights to surufatinib worldwide. Surufatinib, as a monotherapy, is in proof-of-concept clinical trials in the U.S. and late-stage clinical trials in China. A summary of these clinical studies is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Interim analysis end 2019 Est. enrolled early 2020	NCT02589821
Surufatinib monotherapy	2L Pancreatic NET; Sutent®/Afinitor® refractory	US/EU	Ib	US/EU registration study in planning	NCT02549937
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Interim analysis mid-2019 Est. enrolled 2019/2020	NCT02588170
Surufatinib monotherapy	Chemotherapy refractory BTC	China	Ib/II	Enrollment completed	NCT02966821
Surufatinib and Tuoyi® (PD-1)	Solid tumors	US	I	Safety run-in in planning	TBD
Surufatinib and Tuoyi® (PD-1)	Solid tumors	China	I	Safety run-in in planning	TBD
Surufatinib and HX008 (PD-1)	TBD	China	I	Safety run-in in planning	TBD

Surufatinib — NET:

Phase III study of surufatinib monotherapy in pancreatic NET (SANET-p) (NCT02589821) — In 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET in China. Patients are randomized in a 2:1 ratio to receive either surufatinib or placebo, on a 28-day treatment cycle. The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time-to-response, DoR, safety and tolerability. We expect to deliver an interim analysis in late 2019 and complete enrollment in 2020.

Global development of surufatinib in pancreatic NET — The encouraging data from the Phase II study of surufatinib in pancreatic NET in China, and the ongoing Phase Ib study in the U.S., has led us to decide to proceed with planning for a U.S. and Europe registration study of surufatinib in pancreatic NET patients who have progressed on Sutent® or Afinitor®.

Phase III study of surufatinib monotherapy in non-pancreatic NET (SANET-ep) (NCT02588170) — In December 2015, we initiated the SANET-ep study, which is a pivotal Phase III study in patients with low or intermediate grade advanced non-pancreatic NET in China. Patients are randomized at a 2:1 ratio to receive either surufatinib or placebo, on a 28-day treatment cycle. The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, DoR, safety and tolerability. We expect to deliver an interim analysis in mid-2019 and complete enrollment in 2020.

Surufatinib — Biliary Tract Cancer:

Phase Ib/II study of surufatinib monotherapy in biliary tract cancer (NCT02966821) — In early 2017, we began a Phase Ib/II proof-of-concept study in patients with biliary tract cancer, a heterogeneous group of rare malignancies arising from the biliary tract epithelia and the gallbladder. This is a major unmet medical need for patients who have progressed on first-line chemotherapy, and there is currently no standard of care for these patients.  Surufatinib may offer a new targeted treatment option in this tumor type. We expect to publish the results of the Phase Ib/II study in China during 2019 and intend to start a Phase II/III study in China in early 2019.

Surufatinib — Combinations with Checkpoint Inhibitors:

Similar to fruquintinib, in November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of surufatinib in combination with checkpoint inhibitors. These include a global collaboration to evaluate the combination of surufatinib with Tuoyi® (toripalimab, JS001), a PD-1 monoclonal antibody approved in China in late 2018 by Junshi and a collaboration in China to evaluate the combination of surufatinib with HX008, a PD-1 monoclonal antibody being developed by Hanzhong. Safety run-in studies are currently being planned/underway to establish the safe and effective dose regimens for the fruquintinib combinations with both Tuoyi® and HX008.

HMPL-523

HMPL-523 is an oral inhibitor targeting Syk, a key protein involved in B-cell signaling. We currently retain all rights to HMPL-523 worldwide. The table below shows a summary of the clinical studies for HMPL-523.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	Australia	Ib	Enrolling	NCT02503033
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I	In planning	NCT03779113
HMPL-523 monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Enrolling	NCT02857998
HMPL-523 and azacitidine	Acute myeloid leukemia	China	I	Enrolling	NCT03483948
HMPL-523 monotherapy	Immune thrombocytopenia	China	I/Ib	In planning	TBD

In 2016 and 2017, we initiated Phase I studies of HMPL-523 in hematological cancer in Australia and China respectively which to-date in dose escalation and expansion have enrolled over 100 non-Hodgkin’s lymphoma patients. Since early 2018, we have been increasing the number of active clinical sites, now totaling 18, in Australia and China to support a large dose expansion program in a broad range of hematological cancers. We intend to use safety and efficacy data from these Phase I/Ib dose escalation/expansion studies in B-cell malignancies to guide registration strategy in China during late 2019.

In October 2018, we initiated a Phase I study of HMPL-523 in combination with azacitidine, an approved demethylating agent inhibitor, in elderly patients with acute myeloid leukemia in China. This is a Phase I, open-label, multicenter study to evaluate the safety, pharmacokinetics (“PK”) and preliminary efficacy of the combination in previously untreated elderly patients with acute myeloid leukemia. The primary outcome measures safety with a secondary endpoint of efficacy. The two-stage study will have a dose escalation and dose expansion stage.

In addition, our U.S. IND application for HMPL-523 was cleared by the FDA in mid-2018 and we are now planning to start a Phase I/Ib study in indolent non-Hodgkin’s lymphoma patients in the U.S. and Europe in the first half of 2019. We also continue to consider immunology applications for HMPL-523 including immune thrombocytopenia and potentially rheumatoid arthritis.

HMPL-689

HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. We have designed HMPL-689 with superior PI3Kδ isoform selectivity. HMPL-689’s PK properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies. We also expect that HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction. We currently retain all rights to HMPL-689 worldwide. The table below shows a summary of the clinical studies for HMPL-689.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-689 monotherapy	Healthy volunteers	Australia	I	Completed	NCT02631642
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I	In planning	NCT03786926
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	I	Enrolling	NCT03128164

In 2016, we completed a Phase I dose escalation study in Australia in healthy adult volunteers to evaluate HMPL-689’s PK and safety profile following single oral dosing. Results were as expected with linear PK properties and tolerable safety profile. We subsequently initiated a Phase I dose escalation and expansion study in patients with hematologic malignancies in China in August 2017. We will aim to complete dose escalation and begin dose expansion in China in 2019. We also plan to start a Phase I/Ib study in indolent non-Hodgkin’s lymphoma in the U.S. and Europe in the first half of 2019.

EPITINIB (HMPL-813)

Epitinib is a potent and highly selective oral EGFR inhibitor which has demonstrated brain penetration and efficacy in both pre-clinical and clinical studies. Epitinib is designed for optimal blood-brain barrier penetration, allowing for high drug exposure in the brain. We currently retain all rights to epitinib worldwide. The table below shows a summary of the clinical studies for epitinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Epitinib monotherapy	Glioblastoma	China	Ib/II	Enrolling	NCT03231501
Epitinib monotherapy	EGFR-mutation NSCLC with brain metastasis	China	Ib	Completed	NCT02590952

Glioblastoma: Glioblastoma is a very aggressive disease with poor prognosis. There are currently no targeted therapies approved for glioblastoma. EGFR gene amplification has been identified in about half of glioblastoma patients, according to The Cancer Genome Atlas Research Network, and hence is a potential therapeutic target in glioblastoma. In March 2018, we initiated a Phase Ib/II, multi-center, single-arm, open-label study to evaluate the efficacy and safety of epitinib as a monotherapy in patients with EGFR gene amplified, histologically confirmed glioblastoma.

EGFRm NSCLC with brain metastasis: In late-2016, we presented encouraging efficacy data from an open-label, multi-center, Phase Ib dose expansion study. For EGFR TKI naïve patients treated with epitinib 160mg QD dose, ORR was in the range of 60-70% (including confirmed and unconfirmed PRs), with a tolerable safety profile. In 2017 and 2018 we worked to finalize epitinib dose regimen while planning our Phase III registration study. During this time, the EGFR TKI treatment landscape has evolved rapidly. First, the launch of Tagrisso®, a third-generation EGFR TKI with blood-brain barrier penetration, at accessible pricing in China with NDRL inclusion; and secondly, the launch of generic first-generation EGFR TKIs (gefitinib and erlotinib) at approximately one-quarter of their previous NDRL price. We are studying the impact of the above two factors on epitinib’s market potential and Phase III investment case in EGFRm NSCLC with brain metastasis in China.

THELIATINIB (HMPL-309)

Theliatinib is a novel EGFR inhibitor under investigation for the treatment of solid tumors. Tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to first-generation EGFR TKIs, Iressa® and Tarceva®, due to their sub-optimal binding affinity. Theliatinib has been designed with strong affinity to the wild-type EGFR kinase and has been shown to be five to ten times more potent than Tarceva®. Consequently, we believe that theliatinib could benefit patients with tumor-types with a high incidence of wild-type EGFR activation. We currently retain all rights to theliatinib worldwide. The table below shows a summary of theliatinib clinical studies.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Theliatinib monotherapy	Esophageal cancer	China	Ib	Discontinued	NCT02601274

In early 2017, we began a Phase Ib proof-of-concept expansion study of theliatinib in esophageal cancer patients with EGFR protein over-expression or gene amplification, a patient population with limited treatment options and very poor prognosis. During the Phase I study, we observed efficacy, primarily in the form of stable disease or short duration response, which while encouraging does not warrant continued development of theliatinib monotherapy in esophageal cancer at this time. We now plan to look at alternative uses of theliatinib and could consider the potential for use in combinations with immunotherapy.

HMPL-453

HMPL-453 is a novel, highly selective and potent small molecule inhibitor that targets FGFR 1/2/3, a sub-family of receptor tyrosine kinases. Aberrant FGFR signaling has been found to be a driving force in tumor growth, promotion of angiogenesis and resistance to anti-tumor therapies. To date, there are no approved therapies specifically targeting the FGFR signaling pathway. In pre-clinical studies, HMPL-453 demonstrated excellent kinase selectivity as well as strong anti-tumor potency. Abnormal FGFR gene alterations are believed to be the drivers of tumor cell proliferation in several solid tumor settings. We currently retain all rights to HMPL-453 worldwide. The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	Solid tumors	China	I	Enrolling	NCT03160833

In early 2017, we initiated first-in-human Phase I dose escalation studies in China to evaluate safety, tolerability, PK, pharmacodynamics and preliminary anti-tumor activity in patients with advanced or metastatic solid tumors. Enrollment is ongoing.

COMMERCIAL PLATFORM

The Commercial Platform has been built over the past 18 years and is focused on two business areas. First is our Prescription Drugs business, a higher-margin/profit business operated through our joint ventures Hutchison Sinopharm and SHPL, in which we nominate management and run the day-to-day operations. Aspects of our Prescription Drugs business form a core strategic platform that we plan to use to launch our Innovation Platform drugs once approved in China. Second is our Consumer Health business, which is a profitable and cash flow generating business primarily selling market-leading, household-name OTC pharmaceutical products through our non-consolidated joint venture HBYS.

In 2018, the Commercial Platform delivered solid net income growth despite a change in the way we recognize certain sales resulting from the implementation of the Two-Invoice System and the divestment of a non-core OTC logistics business. Consolidated sales of our Commercial Platform’s subsidiaries decreased by 16% to $172.9 million (2017: $205.2m) as the Two-Invoice System caused us to shift from a gross sales revenue model to a service fee revenue model with respect to sales of certain third-party products. The sales of our Commercial Platform’s non-consolidated joint ventures, SHPL and HBYS, grew by 13% to $491.5 million (2017: $433.3m excluding divested operations). This resulted in adjusted (non-GAAP) consolidated net income attributable to Chi-Med from our Commercial Platform up 10% to $41.4 million (2017: $37.5m) when one-time gains were excluded (2017: $2.5m, R&D-related subsidies to SHPL).

Regulatory reforms in the China pharmaceutical distribution system:

The new Two-Invoice System, a mandatory government policy, has been rolled-out across China. In principle, the purpose of the Two-Invoice System is to restrict the number of layers in the drug distribution system in China and to improve transparency, compliant business conduct, and efficiency and thereby lower the cost of drugs. One impact for us is that, starting in October 2017, the Seroquel® sales model, in which our consolidated revenues historically reflected total gross sales of Seroquel®, shifted to a fee-for-service model similar to that used with respect to Concor®.

A second major regulatory reform that emerged in 2018 was the 4+7 QCE bidding process. This is a multi-province/city government purchasing initiative aimed at driving consolidation in the fragmented generic prescription drug market in China.  The 4+7 QCE System will likely gradually expand further in China over the coming years, covering more provinces and more generic drugs.  In the mid- to long-term, we believe that the 4+7 QCE System will benefit Chi-Med. The system is aimed at improving drug quality while reducing generic drug prices thereby opening more headroom for the State Medical Insurance schemes to add further innovative drugs to the NDRL. During 2017 and 2018, thirty-two innovative oncology drugs were added to the NDRL, a trend that we believe could ultimately benefit Chi-Med’s Innovation Platform drug candidates.

PRESCRIPTION DRUGS BUSINESS:

In 2018, sales of our Prescription Drugs subsidiaries decreased as expected by 20% to $132.8 million (2017: $166.4m) as a result of the implementation of the Two-Invoice System. Sales of our non-consolidated Prescription Drugs joint venture (SHPL) grew by 13% to $275.7 million (2017: $244.6m). The consolidated (non-GAAP) net income attributable to Chi-Med from our Prescription Drugs business was up 21% to $32.1 million (2017: $26.5m, excluding one-time gains from R&D-related subsidies to SHPL). The Prescription Drugs business represented 78% of our overall Commercial Platform net income in 2018 (2017: 72%).

SHPL: Our own-brand Prescription Drugs business, operated through our non-consolidated joint venture SHPL, is a well-established large-scale business. In 2018, SHPL delivered sales growth of 13% at $275.7 million (2017: $244.6m) as a result of both volume and price growth on SXBX pill.

SXBX pill: SHPL’s main product is SXBX pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, which includes stable/unstable angina, myocardial infarction and sudden cardiac death. There are over one million deaths due to coronary artery disease per year in China, with this number set to rise due to an aging population with high levels of smoking (28% of adults), increasing levels of obesity (30% of adults are overweight) and hypertension (25% of adults). SXBX pill is the third largest botanical prescription drug in this indication in China, with a market share of 17.0% (2017: 15.4%) nationally and 48.0% (2017: 47.0%) in Shanghai. Sales of SXBX pill have grown more than twenty-fold since 2001 due to continued geographical expansion of sales coverage, including 11% to $233.1 million in 2018 (2017: $209.2m).

In early 2018, as a result of the Two-Invoice System, SHPL was required to restructure its distribution and logistics network. Prior to the Two-Invoice System, SHPL had spent over fifteen years building a stable system which employed a group of approximately 200 primary distributors to cover China. These primary distributors in-turn used approximately 1,600 secondary distributors to work directly with hospitals, on a local level, to manage logistics and collection.  The Two-Invoice system regulations required SHPL to eliminate one layer of distributors.  As a result, a new system with about 800 primary distributors was established in early 2018 to work directly with hospitals. This included the original approximately 200 primary distributors in addition to about 600 new primary distributors.

In the first half of 2018, as the new system was established, SHPL sales were robust, growing by 18% to $152.7 million (H1 2017: $129.7m). All SHPL sales to new primary distributors are on a cash basis, putting a significant working capital burden on these new primary distributors. The new system is working well, although it will likely take a couple of years for all new primary distributors to reach the standards/efficiency levels of SHPL’s pre-Two-Invoice System.  During 2018, we also moved to increase average SXBX pill bidding price by 8%, to counter inflation in raw material and manufacturing costs.  As a consequence of these two factors, we expect SHPL local currency sales during the first half of 2019 could be marginally lower than the same period in 2018, with low- to mid-single digit growth for the full year 2019, as we establish a new equilibrium.

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry the drug. SXBX pill is a low-cost drug, fully reimbursed in all provinces in China, listed on China’s Low Price Drug List with a 2018 average daily cost of RMB4.39 (2017: RMB4.07), or approximately $0.65. Beyond 2019, we anticipate stable growth in sales and profit for SXBX pill given the strength of its proposition and the expected expansion of the coronary artery disease market in China driven by an aging population and trends in diet leading to increasing obesity.

The SHPL operation is large-scale in both the commercial and manufacturing areas. The commercial team now has about 2,400 medical sales representatives which allows for the promotion and scientific detailing of our prescription drug products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s GMP-certified factory located 40 kilometers south of Shanghai in Fengpu district holds 74 drug product manufacturing licenses and is operated by about 540 manufacturing staff. This factory, opened in 2017, has approximately tripled SHPL’s capacity and therefore positions us well for continued long-term growth.

Concor®: Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. Concor® is the number two beta-blocker in China with an approximately 24% (2017: 18%) national market share in China’s beta-blocker drug market and 63% of China’s generic bisoprolol market. In early 2019, we re-structured our collaboration agreement with Merck Serono on Concor®, making territorial adjustments and expanding SHPL operations on Concor® to nine provinces in China (2018: six), markets that contain about 600 million people. We have created synergy with SHPL’s existing cardiovascular medical sales team by detailing Concor® alongside SXBX pill. In 2018, we grew Concor® sales by 35%, resulting in service fees of $4.0 million (2017: $1.8m). We expect growth in these fees will continue to be driven by cardiovascular market expansion.

Hutchison Sinopharm: Our Prescription Drugs commercial services business, which is operated through Hutchison Sinopharm, focuses on providing logistics services to, and distributing and marketing prescription drugs manufactured by, third-party pharmaceutical companies in China. In 2018, Hutchison Sinopharm sales decreased as expected by 20% to $132.8 million (2017: $166.4m) as a result of the Two-Invoice System implementation, as previously discussed.

Seroquel®: Seroquel® (quetiapine tablets) is an anti-psychotic therapy approved for bi-polar disorder and schizophrenia, conditions that are under-diagnosed in China. Seroquel® holds a 6.0% (2017: 5.6%) market share in China’s approximately $0.9 billion atypical anti-psychotic prescription drug market, and 47.5% (2017: 45.0%) of China’s generic quetiapine market, primarily as a result of being the first-mover and original patent holder on quetiapine. Seroquel® is the only brand in China to have an extended release (XR) formulation, which in 2017 was included on the NDRL, thereby providing us with competitive advantage over quetiapine generics.

Since early 2015, Hutchison Sinopharm has been the exclusive marketing agent for Seroquel® tablets in China and operates through a team of about 110 dedicated medical sales representatives. The new Two-Invoice System has had no effect on profitability, with service fees paid to Hutchison Sinopharm for marketing Seroquel® during 2018 increasing 51% to $17.2 million (2017: $11.4m).

In June 2018, AstraZeneca sold and licensed its rights to Seroquel® to Luye Pharma Group, Ltd. for a total consideration of $538 million. The transaction covered countries in which Seroquel® generated total sales of $148 million in 2017, including $46 million in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd. and remain unchanged following this transaction. The transaction has not affected our 2018 results.  Under the terms of our agreement, in order for Hutchison Sinopharm to retain exclusive commercial rights to Seroquel® in China until 2025, we were required to deliver approximately 22% in-market sales growth in 2018 and 15% per year thereafter. We achieved 22% growth in Seroquel in-market sales during 2018. Despite this, we do not rule out Luye moving to try to take back Seroquel® rights in China. We will use all available resources to protect our rights.

The expansion of the 4+7 QCE System will likely lead to a trimming of the Hutchison Sinopharm product portfolio in 2019 as inevitably some of our third-party generic drug partners fail to win 4+7 QCE bids.  This would lead to a marginal decline in consolidated sales, but will not noticeably affect Hutchison Sinopharm profitability given that these products are relatively low margin to us.

CONSUMER HEALTH BUSINESS:

During 2018, sales of our Consumer Health subsidiaries increased by 3% to $40.1 million (2017: $38.8m) and sales of our non-consolidated Consumer Health joint venture (HBYS) were $215.8 million, a 14% increase (2017: $188.8m) on an as adjusted (non-GAAP) basis, excluding divested operation sales of $38.6m as discussed below. Consolidated net income attributable to Chi-Med from our Consumer Health business decreased by 16% to $9.3 million (2017: $11.0m) due to additional costs associated with the new Bozhou factory and increasing competition. The Consumer Health business represented 22% of our overall Commercial Platform net income in 2018 (2017: 28%).

HBYS: Our OTC business operated through our non-consolidated joint venture, HBYS, focuses on the manufacture, marketing and distribution of OTC pharmaceutical products. Its Bai Yun Shan brand is a market-leading, household name, established over 40 years ago, and is known by the majority of Chinese consumers. In addition to about 1,000 manufacturing staff in Guangdong and Anhui and 189 drug product licenses, HBYS has a commercial team of about 950 sales staff that covers the national retail pharmacy channel in China. The increased production capacity, as detailed below, resulted in solid revenue growth in 2018. However, depreciation, new factory start-up costs and increased selling expenses contributed to a decline in net income.

New Bozhou factory: In late 2017, HBYS transferred the majority of production to our new GMP-certified factory in Bozhou, Anhui. In 2018 we faced some challenges in ramping-up the new Bozhou factory to full operational status. Mostly these revolved around additional capital investment to meet evolving regulatory requirements.

Fu Fang Dan Shen (“FFDS”) tablets and Banlangen granules: FFDS tablets (angina) and Banlangen granules (anti-viral cold/flu), the two main products of HBYS, are generic OTC drugs with leading national market share in China of 38% (2017: 38%) and 54% (2017: 53%), respectively. In 2018, the combined sales of these products was flat at $118.9 million (2017: $118.8m). Banlangen sales grew 4% to $62.6 million in the 2018 due to a moderate to severe flu season in early 2018. This increase was offset in by a decline in sales of FFDS which fell 4% to $56.3 million due to the competitive environment which required an increase in selling expenses, and a shift to larger-count but lower-margin package sizes. We currently await the expected 2019 approval and label expansion of FFDS for use in certain early-stage dementia indications which we believe could provide HBYS with a competitive advantage over the coming years.

Nanyang Baiyunshan Hutchison Whampoa Guanbao Pharmaceutical Company Limited (“Guanbao”) divestment: In September 2017, HBYS divested its 60% shareholding in Guanbao for a consideration approximately equal to its carrying value. Guanbao was a Good Supply Practice distribution company which had been established via a joint venture in 2012. This low margin, primarily third-party OTC logistics business, with operations limited mainly to Henan province, had proven to be a business with no strategic value to Chi-Med. Sales reported under HBYS for Guanbao were nil in 2018 (2017: $38.6m).

HBYS property update: HBYS’s vacant Plot 2 (26,700 sqm.) in Guangzhou has been listed for sale as part of the Guangzhou municipal government’s urban redevelopment scheme plan since 2016. The date of this public auction will be determined by the Guangzhou government. While we are actively working to facilitate the transaction, changes in government policy continue to hold back the process. Land prices however continue to rise in Guangzhou, and based on precedent land transactions in the vicinity, we expect the auction value for Plot 2 to be well over $100 million of which 40 to 50% would be paid to HBYS as compensation for return of the land use rights. In addition, the move away from HBYS’s larger Plot 1 (59,400 sqm.) will be contingent on how the Bozhou factory develops, but, when auctioned, we anticipate that based on recent precedent land transactions, Plot 1 could bring HBYS compensation per square meter comparable to Plot 2.

Hutchison Healthcare Limited (“HHL”) and Hutchison Hain Organic Holdings Limited (“HHOH”): HHL, HHOH and other minor entities are subsidiaries involved in the commercialization of health-related consumer products. Sales of such products in 2018 grew by 3% to $40.1 million (2017: $38.8m) resulting from an increase in sales by 44% to $11.0 million (2017: $7.7m) for our Zhi Ling Tong® infant nutrition products offsetting a decline in sales by 7% to $29.1 million (2017: $31.1m) under HHOH and other minor entities as we streamlined our product range.

Commercial Platform dividends:

The profits of the Commercial Platform continue to pass on to the Chi-Med Group through dividend payments primarily from our non-consolidated joint ventures, SHPL and HBYS. Dividends of $35.2 million (2017: $55.6m) were paid from these joint ventures to the Chi-Med Group level in 2018. Dividends in 2017 were unusually high as the proceeds of one-time land compensation from SHPL were paid out. Net income from SHPL and HBYS have totaled about $550 million since 2005, of which $386 million has been paid in dividends to Chi-Med and its partners, with the balance retained by the joint ventures as cash or used primarily to fund factory upgrades and expansion. As of December 31, 2018, SHPL and HBYS held in aggregate $41.9 million in cash and cash equivalents, with no outstanding bank borrowings.

Christian Hogg
Chief Executive Officer
March 11, 2019

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•            Adjusted R&D expenses;

•            Adjusted consolidated operating profit from our Commercial Platform;

•            Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform;

•            Adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business;

•            Adjusted revenues of HBYS and non-consolidated joint ventures;

•            Adjusted services fees for Seroquel®; and

•            Adjusted Group net cash flows and adjusted Group net cash flows excluding financing activities.

Management uses such measures internally for planning and forecasting purposes and to measure the Chi-Med Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways. The following items are excluded from adjusted financial results:

Adjusted R&D expenses: We exclude the impact of the revenue received from external customers and cost of goods of our Innovation Platform, which is reinvested into our clinical trials, to derive our adjusted R&D expense. Revenue received from external customers of our Innovation Platform consists of milestone and other payments from our collaboration partners. The variability of such payments makes the identification of trends in our ongoing R&D activities more difficult. We believe the presentation of adjusted R&D expenses provides useful and meaningful information about our ongoing R&D activities by enhancing investors’ understanding of the scope of our normal, recurring operating R&D expenses.

Adjusted consolidated operating profit from our Commercial Platform, adjusted consolidated net income attributable to Chi-Med from our Commercial Platform and adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business: We exclude the impact of one-time gains which were triggered by the payment of R&D-related subsidies from the Shanghai government to SHPL.

Adjusted revenues of HBYS and non-consolidated joint ventures: We exclude the sales of Guanbao because Guanbao was divested by HBYS in September 2017.

Adjusted services fees for Seroquel®: Adjusted services fees for Seroquel® represents the service fees recorded for sales of Seroquel® in areas of China where the Two-Invoice System had been implemented plus the net sales recorded for sales of Seroquel® in areas of China where the Two-Invoice System had not been implemented where we recognize the gross sales and costs of goods sold for this product. We believe this comparable presentation reflecting the ongoing implementation of the Two-Invoice System provides useful and meaningful information about our ongoing Seroquel® business.

Adjusted Group net cash flows and adjusted Group net cash flows excluding financing activities: We include the change in short-term investments for the year to the change in cash and cash equivalents for the year to derive our adjusted Group net cash flows, and exclude the net cash (used in)/generated from financing activities for the year to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows and adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the use of our cash resources.

Reconciliation of GAAP to adjusted R&D expenses:

$’000	Year Ended December 31, 2018	Year Ended December 31, 2017
Segment operating loss — Innovation Platform	(102,586)	(51,986)
Less: Segment revenue from external customers — Innovation Platform	(41,233)	(35,997)
Add: Cost of goods — third parties	1,577	—

Adjusted R&D expenses	(142,242)	(87,983)

Reconciliation of GAAP to adjusted consolidated operating profit from our Commercial Platform:

$’000	Year Ended December 31, 2018	Year Ended December 31, 2017
Consolidated operating profit — Commercial Platform	46,990	45,142
Less: One-time gains from R&D-related subsidies	—	(2,494)

Adjusted consolidated operating profit — Commercial Platform	46,990	42,648

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Commercial Platform:

$’000	Year Ended December 31, 2018	Year Ended December 31, 2017
Consolidated net income attributable to Chi-Med — Commercial Platform	41,372	40,033
Less: One-time gains from R&D-related subsidies	—	(2,494)

Adjusted consolidated net income attributable to Chi-Med — Commercial Platform	41,372	37,539

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business:

$’000	Year Ended December 31, 2018	Year Ended December 31, 2017
Consolidated net income attributable to Chi-Med — Prescription Drugs business	32,080	28,999
Less: One-time gains from R&D-related subsidies	—	(2,494)

Adjusted consolidated net income attributable to Chi-Med — Prescription Drugs business	32,080	26,505

Reconciliation of GAAP to adjusted revenues of HBYS and non-consolidated joint ventures:

$’000	Year Ended December 31, 2018	Year Ended December 31, 2017
HBYS revenue	215,838	227,422
Less: Guanbao revenue	—	(38,644)

Adjusted revenue of HBYS	215,838	188,778
Add: SHPL revenue	275,649	244,557

Adjusted revenues of non-consolidated joint ventures	491,487	433,335

Reconciliation of GAAP service fees to adjusted service fees for Seroquel®:

$’000	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue—Seroquel®	29,211	35,359
Less: Cost of goods - Seroquel®	(11,996)	(23,956)

Adjusted service fees for Seroquel®	17,215	11,403

Reconciliation of GAAP change in cash and cash equivalents and short-term investments to Adjusted Group net cash flows and Adjusted Group net cash flows excluding financing activities:

	2018	2019 Guidance
	$’000	$’millions
Cash and cash equivalents and short-term investments at end of year	300,951	150-180 *
Less: Cash and cash equivalents and short-term investments at beginning of year	(358,296)	(300)

Adjusted Group net cash flows	(57,345)	(120)-(150)
Add: Net cash used in financing activities for the year	8,231	— *
Adjusted Group net cash flows excluding financing activities	(49,114)	(120)-(150)

* For the purposes of this reconciliation, 2019 guidance for net cash used in or generated from financing activities for the year is not provided and as such, cash and cash equivalents and short-term investments at the end of year excludes the effect of any net cash used in or generated from financing activities for the year.

Hutchison China MediTech Limited

Consolidated Balance Sheets

(in US$’000, except share data)

		December 31,
	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	5	86,036	85,265
Short-term investments	6	214,915	273,031
Accounts receivable—third parties	7	40,176	38,410
Accounts receivable—related parties	20(ii)	2,782	3,860
Other receivables, prepayments and deposits		13,434	11,296
Amounts due from related parties	20(ii)	889	8,544
Inventories	8	12,309	11,789
Total current assets		370,541	432,195
Property, plant and equipment	9	16,616	14,220
Leasehold land		1,174	1,261
Goodwill		3,186	3,308
Other intangible asset		347	430
Deferred tax assets	21(ii)	580	633
Long-term prepayment		1,356	1,648
Investments in equity investees	10	138,318	144,237
Total assets		532,118	597,932
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	11	25,625	24,365
Other payables, accruals and advance receipts	12	56,327	40,953
Income tax payable	21(iii)	555	979
Deferred revenue	17	2,540	1,295
Amounts due to related parties	20(ii)	432	7,021
Short-term bank borrowings	13	—	29,987
Total current liabilities		85,479	104,600
Deferred tax liabilities	21(ii)	4,836	4,452
Long-term bank borrowings	13	26,739	—
Deferred revenue	17	408	809
Other deferred income		1,542	1,988
Other non-current liabilities		859	1,117
Total liabilities		119,863	112,966
Commitments and contingencies	14

Company’s shareholders’ equity
Ordinary shares; $1.00 par value; 75,000,000 shares authorized; 66,657,745 and 66,447,037 shares issued at December 31, 2018 and 2017 respectively	15	66,658	66,447
Additional paid-in capital		505,585	496,960
Accumulated losses		(183,004)	(107,104)
Accumulated other comprehensive (loss)/income		(243)	5,430
Total Company’s shareholders’ equity		388,996	461,733
Non-controlling interests		23,259	23,233
Total shareholders’ equity		412,255	484,966
Total liabilities and shareholders’ equity		532,118	597,932

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2018	2017	2016
Revenues
Goods—third parties		156,234	194,860	171,058
—related parties	20(i)	8,306	8,486	9,794
Services—commercialization—third parties		11,660	1,860	—
—collaboration research and development—third parties		17,681	16,858	16,513
—research and development—third parties		—	—	355
—research and development—related parties	20(i)	7,832	9,682	8,429
Other collaboration revenue—royalties—third parties		261	—	—
—licensing—third parties		12,135	9,457	9,931
Total revenues	17	214,109	241,203	216,080
Operating expenses
Costs of goods—third parties		(129,346)	(168,331)	(149,132)
Costs of goods—related parties		(5,978)	(6,056)	(7,196)
Costs of services—commercialization—third parties		(8,620)	(1,433)	—
Research and development expenses	18	(114,161)	(75,523)	(66,871)
Selling expenses		(17,736)	(19,322)	(17,998)
Administrative expenses		(30,909)	(23,955)	(21,580)
Total operating expenses		(306,750)	(294,620)	(262,777)
Loss from operations		(92,641)	(53,417)	(46,697)
Other income/(expense)
Interest income	23	5,978	1,220	502
Other income		1,798	808	609
Interest expense	23	(1,009)	(1,455)	(1,631)
Other expense		(781)	(692)	(139)
Total other income/(expense)		5,986	(119)	(659)
Loss before income taxes and equity in earnings of equity investees		(86,655)	(53,536)	(47,356)
Income tax expense	21(i)	(3,964)	(3,080)	(4,331)
Equity in earnings of equity investees, net of tax	10	19,333	33,653	66,244
Net (loss)/income		(71,286)	(22,963)	14,557
Less: Net income attributable to non-controlling interests		(3,519)	(3,774)	(2,859)
Net (loss)/income attributable to the Company		(74,805)	(26,737)	11,698
(Losses)/earnings per share attributable to the Company—basic (US$ per share)	22(i)	(1.13)	(0.43)	0.20
(Losses)/earnings per share attributable to the Company—diluted (US$ per share)	22(ii)	(1.13)	(0.43)	0.20
Number of shares used in per share calculation—basic	22(i)	66,426,382	61,717,171	59,715,173
Number of shares used in per share calculation—diluted	22(ii)	66,426,382	61,717,171	59,971,050

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Comprehensive (Loss)/Income

(in US$’000)

	Year Ended December 31,
	2018	2017	2016
Net (loss)/income	(71,286)	(22,963)	14,557
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(6,626)	10,964	(10,722)
Total comprehensive (loss)/income	(77,912)	(11,999)	3,835
Less: Comprehensive income attributable to non-controlling interests	(2,566)	(5,033)	(1,427)
Total comprehensive (loss)/income attributable to the Company	(80,478)	(17,032)	2,408

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Total
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at December 31, 2015	56,533	56,533	113,848	(92,040)	5,015	83,356	18,921	102,277
Net income	—	—	—	11,698	—	11,698	2,859	14,557
Issuance in relation to public offering	4,080	4,080	106,080	—	—	110,160	—	110,160
Issuance costs	—	—	(14,227)	—	—	(14,227)	—	(14,227)
Issuances in relation to share option exercises	93	93	333	—	—	426	—	426
Share-based compensation
Share options	—	—	1,373	—	—	1,373	4	1,377
Long-term incentive plan (“LTIP”)	—	—	1,378	—	—	1,378	2	1,380
	—	—	2,751	—	—	2,751	6	2,757
LTIP—treasury shares acquired and held by Trustee	—	—	(604)	—	—	(604)	—	(604)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(564)	(564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(9,290)	(9,290)	(1,432)	(10,722)
As at December 31, 2016	60,706	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060
Net (loss)/income	—	—	—	(26,737)	—	(26,737)	3,774	(22,963)
Issuance in relation to public offering	5,685	5,685	295,615	—	—	301,300	—	301,300
Issuance costs	—	—	(8,610)	—	—	(8,610)	—	(8,610)
Issuances in relation to share option exercises	56	56	324	—	—	380	—	380
Share-based compensation
Share options	—	—	1,255	—	—	1,255	3	1,258
LTIP	—	—	1,537	—	—	1,537	1	1,538
	—	—	2,792	—	—	2,792	4	2,796
LTIP—treasury shares acquired and held by Trustee	—	—	(1,367)	—	—	(1,367)	—	(1,367)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,594)	(1,594)
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,705	9,705	1,259	10,964
As at December 31, 2017	66,447	66,447	496,960	(107,104)	5,430	461,733	23,233	484,966
Impact of change in accounting policy (Note 3)	—	—	—	(1,080)	—	(1,080)	(3)	(1,083)
As at January 1, 2018	66,447	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(74,805)	—	(74,805)	3,519	(71,286)
Issuances in relation to share option exercises	211	211	2,952	—	—	3,163	—	3,163
Share-based compensation
Share options	—	—	7,885	—	—	7,885	18	7,903
LTIP	—	—	3,224	—	—	3,224	9	3,233
	—	—	11,109	—	—	11,109	27	11,136
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(2,564)	(2,564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(5,673)	(5,673)	(953)	(6,626)
As at December 31, 2018	66,658	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2018	2017	2016
Net cash used in operating activities	24	(32,847)	(8,943)	(9,569)
Investing activities
Purchases of property, plant and equipment		(6,364)	(5,019)	(4,327)
Deposits in short-term investments		(903,551)	(325,032)	(80,857)
Proceeds from short-term investments		961,667	76,271	56,587
Investment in an equity investee		(8,000)	(7,000)	(5,000)
Net cash generated from/(used in) investing activities		43,752	(260,780)	(33,597)
Financing activities
Proceeds from issuance of ordinary shares		3,868	301,680	110,586
Purchases of treasury shares		(5,451)	(1,367)	(604)
Dividends paid to non-controlling shareholders of subsidiaries	20(iii)	(1,282)	(1,594)	(564)
Repayment of loan to a non-controlling shareholder of a subsidiary		(1,550)	—	(1,000)
Proceeds from bank borrowings		26,923	32,540	25,128
Repayment of bank borrowings		(30,000)	(49,487)	(28,205)
Payment of issuance and other costs		(739)	(8,576)	(12,906)
Net cash (used in)/generated from financing activities		(8,231)	273,196	92,435
Net increase in cash and cash equivalents		2,674	3,473	49,269
Effect of exchange rate changes on cash and cash equivalents		(1,903)	2,361	(1,779)
		771	5,834	47,490
Cash and cash equivalents
Cash and cash equivalents at beginning of year		85,265	79,431	31,941
Cash and cash equivalents at end of year		86,036	85,265	79,431
Supplemental disclosure for cash flow information
Cash paid for interest		979	763	1,570
Cash paid for tax, net of refunds	21(iii)	3,752	3,836	2,664
Supplemental disclosure for non-cash activities
Accruals made for purchases of property, plant and equipment		138	1,054	—
Vesting of treasury shares for LTIP	16(iii)	731	1,800	—
Accrued issuance costs for public offering		—	34	—
Capitalization of amounts due from related parties to investments in equity investees		—	—	7,000

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and selling pharmaceuticals and healthcare products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC and Hong Kong.

The Company considers Hutchison Healthcare Holdings Limited as its immediate holding company and CK Hutchison Holdings Limited (“CK Hutchison”) as its ultimate holding company.

The Company was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision), Chapter 22 of the Cayman Islands. The address of its registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company’s ordinary shares are listed on the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”), each representing one-half of one ordinary share, are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2018, the Group had accumulated losses of US$183,004,000, primarily due to its spending in drug research and development (“Drug R&D”) activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2018, the Group had cash and cash equivalents of US$86,036,000, short-term investments of US$214,915,000 and unutilized bank borrowing facilities of US$119,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the years ended December 31, 2018, 2017 and 2016 were US$35,218,000, US$55,586,000 and US$30,528,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
		attributable to
	Place of	the Group
	establishment	As at
	and	December 31,
Name	operations	2018	2017	Principal activities
Subsidiaries
Hutchison MediPharma Limited (“HMPL”)	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited	PRC	51%	51%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOL”) (note (a))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Hain Organic (Guangzhou) Limited (“HHOGZL”) (note (a))	PRC	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (b))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products
Nutrition Science Partners Limited (“NSPL”) (note (c))	Hong Kong	49.88%	49.88%	Research and development of pharmaceutical products

Notes:

(a)                       HHOL and HHOGZL are regarded as subsidiaries of the Company, as while both shareholders of these subsidiaries have equal representation at their respective boards, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOL and HHOGZL.

(b)                       The 50% equity interest in HBYS is held by an 80% owned subsidiary of the Group. The effective equity interest of the Group in HBYS is therefore 40% for the years presented.

(c)                        The 50% equity interest in NSPL is held by a 99.75% owned subsidiary of the Group. The effective equity interest of the Group in NSPL is therefore 49.88% for the years presented.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Investments in equity investees over which the Group has significant influence are accounted for using the equity method. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, taxes on income, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (“US$”). The financial statements of the Company and its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive (loss)/income in shareholders’ equity.

Net foreign currency exchange losses of US$233,000, US$316,000 and US$109,000 were recorded in other expense in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 respectively.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Fair Value of Financial Instruments

The fair value of financial instruments that are measured at fair value is determined according to a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used. The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2

Inputs are quoted prices for similar assets or liabilities in active markets; or quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3

Inputs are unobservable inputs based on the Group’s assumptions and valuation techniques used to measure assets or liabilities at fair value. The inputs require significant management judgment or estimation.

The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The fair value of assets and liabilities is established using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and a fair value hierarchy is established based on the inputs used to measure fair value.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. Management reviews accounts receivable regularly to determine if any receivable will potentially be uncollectible. Estimates are used to determine the amount of allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The amount of the allowance for doubtful accounts is recognized in the consolidated statements of operations.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the year of disposition. Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If such indicators exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$1.00 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares were purchased for the purpose of the LTIP.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including estimated market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, including targets for shareholder returns, free cash flows, revenues, net profit after taxes and/or the achievement of clinical and regulatory milestones.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to a trustee appointed by the Group (the “Trustee”) to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2018, 2017 and 2016 amounted to US$2,878,000, US$2,092,000 and US$2,286,000 respectively.

Revenue Recognition

Summary of impact of applying Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”)

The Group applied ASC 606 to all contracts at the date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for revenue recognition as detailed below. The Group applied ASC 606 using the modified retrospective method by recognizing the cumulative effect as an adjustment to opening accumulated losses at January 1, 2018. The comparative information prior to January 1, 2018 has not been adjusted and continues to be reported under ASC 605, Revenue Recognition (Topic 605) (“ASC 605”).

The Group assessed its license and collaboration contracts under ASC 606. Refer to Note 17. As a result of this assessment, the Group recorded an aggregate US$1.1 million deferral of revenue as a cumulative adjustment to opening accumulated losses upon adoption.

For sales of goods and services, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under ASC 606 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance.

Under the Group’s previous accounting policy, deferred revenue comprised deferred upfront payments from the Group’s license and collaboration contracts. Under ASC 606, advance payments from customers preceding an entity’s performance are considered contract liabilities; therefore, advance payments from customers from the Group’s Commercial Platform have been reclassified from other payables, accruals and advance receipts to deferred revenue. Expected rebates for sales of goods remain in other payables, accruals and advance receipts.

The following tables summarize the impact of adopting ASC 606 on the Group’s consolidated financial statements as at and for the year ended December 31, 2018, as compared to the amounts as if applying ASC 605:

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
		(in US$’000)
Consolidated Balance Sheet
Current assets	370,541	—	370,541
Non-current assets	161,577	—	161,577
Total assets	532,118	—	532,118
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts	56,327	187	56,514
Deferred revenue	2,540	(605)	1,935
Other current liabilities	26,612	—	26,612
Total current liabilities	85,479	(418)	85,061
Deferred revenue	408	64	472
Other non-current liabilities	33,976	—	33,976
Total liabilities	119,863	(354)	119,509
Company’s shareholders’ equity
Accumulated losses	(183,004)	384	(182,620)
Accumulated other comprehensive loss	(243)	(31)	(274)
Other shareholders’ equity	572,243	—	572,243
Total Company’s shareholders’ equity	388,996	353	389,349
Non-controlling interests	23,259	1	23,260
Total shareholders’ equity	412,255	354	412,609
Total liabilities and shareholders’ equity	532,118	—	532,118

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
		(in US$’000)
Consolidated Statement of Operations
Total revenues	214,109	(698)	213,411
Total operating expense	(306,750)	—	(306,750)
Loss from operations	(92,641)	(698)	(93,339)
Total other income	5,986	—	5,986
Loss before income taxes and equity in earnings of equity investees	(86,655)	(698)	(87,353)
Income tax expense	(3,964)	—	(3,964)
Equity in earnings of equity investees, net of tax	19,333	—	19,333
Net loss	(71,286)	(698)	(71,984)
Less: Net income attributable to non-controlling interests	(3,519)	2	(3,517)
Net loss attributable to the Company	(74,805)	(696)	(75,501)

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
		(in US$’000)
Consolidated Statement of Comprehensive Loss
Net loss	(71,286)	(698)	(71,984)
Other comprehensive loss	(6,626)	(31)	(6,657)
Total comprehensive loss	(77,912)	(729)	(78,641)
Less: Comprehensive loss attributable to non-controlling interests	(2,566)	2	(2,564)
Total comprehensive loss attributable to the Company	(80,478)	(727)	(81,205)

There were no adjustments to net cash (used in)/generated from operating activities, investing activities or financing activities in the consolidated statement of cash flows.

Updated accounting policy—ASC 606

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

Nature of goods and services

The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue:

(i)                                   Innovation Platform

The Innovation Platform reportable segment principally generates revenue from license and collaboration contracts as well as sales of drug products developed from the Innovation Platform. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Revenue recognition from sales of drug products developed from the Innovation Platform follows revenue recognition from sales of goods in the Commercial Platform below.

(ii)                               Commercial Platform

The Commercial Platform reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical and consumer health products, and (2) sales of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts, which include prescription drug products and consumer health products. Where the Group is the principal (i.e. recognizes sales of goods on a gross basis), it generally obtains control of the goods for distribution. Where the Group is the agent (i.e. recognizes provision of services on a net basis), it generally does not obtain control of the goods for distribution. Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

Prior accounting policy—ASC 605

Sales

Revenue from sales of goods in the Commercial Platform segment are recognized when goods are delivered and title passes to the customer and there are no further obligations to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. Sales discounts are issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from sales of services in the Commercial Platform segment are recognized based on amounts that can be invoiced to the customer. The amount that can be invoiced corresponds directly with the value to the customer for performance completed to date.

Revenues from research and development projects

The Group recognizes revenue for the performance of services when each of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) services are rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

The Group follows ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 808, Collaborative Arrangements, if applicable, to determine the recognition of revenue under the Group’s license and collaborative research, development and commercialization agreements. The terms of these agreements generally contain multiple elements, or deliverables, which may include (i) licenses to the Group’s intellectual property, (ii) materials and technology, (iii) clinical supply, and/or (iv) participation in joint research or joint steering committees. The payments the Group may receive under these arrangements typically include one or more of the following: non-refundable, upfront license fees; funding of research and/or development efforts; amounts due upon the achievement of specified milestones; and/or royalties on future product sales.

ASC 605-25 provides guidance relating to the separability of deliverables included in an arrangement into different units of accounting and the allocation of arrangement consideration to the units of accounting. The evaluation of multiple-element arrangements requires management to make judgments about (i) the identification of deliverables, (ii) whether such deliverables are separable from the other aspects of the contractual relationship, (iii) the estimated selling price of each deliverable, and (iv) the expected period of performance for each deliverable.

To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit utilizing the relative selling price method. The Group determines the estimated selling price for deliverables within each agreement using vendor-specific objective evidence (“VSOE”) of selling price, if available, or third party evidence of selling price if VSOE is not available, or the Group’s best estimate of selling price, if neither VSOE nor third party evidence is available. Determining the best estimate of selling price for a deliverable requires significant judgment. The Group typically uses its best estimate of a selling price to estimate the selling price for licenses to development work, since it often does not have VSOE or third party evidence of selling price for these deliverables. In those circumstances where the Group applies its best estimate of selling price to determine the estimated selling price of a license to development work, it considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its best estimate of selling price, the Group evaluates whether changes in the key assumptions used to determine its best estimate of selling price will have a significant effect on the allocation of arrangement consideration between deliverables. The Group recognizes consideration allocated to an individual element when all other revenue recognition criteria are met for that element.

The allocated consideration for each unit of accounting is recognized over the related obligation period in accordance with the applicable revenue recognition criteria.

If there are deliverables in an arrangement that are not separable from other aspects of the contractual relationship, they are treated as a combined unit of accounting, with the allocated revenue for the combined unit recognized in a manner consistent with the revenue recognition applicable to the final deliverable in the combined unit. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as unearned revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met.

The Group typically receives non-refundable, upfront payments when licensing the Group’s intellectual property, which often occurs in conjunction with a research and development agreement. If management believes that the license to the Group’s intellectual property has stand-alone value, the Group generally recognizes revenue attributed to the license upon delivery provided that there are no future performance requirements for use of the license. When management believes that the license to the Group’s intellectual property does not have stand-alone value, the Group will recognize revenue attributed to the license ratably over the contractual or estimated performance period. For payments payable on achievement of milestones that do not meet all of the conditions to be considered substantive, the Group recognizes a portion of the payment as revenue when the specific milestone is achieved, and the contingency is removed. Other contingent event-based payments for which payment is either contingent solely upon the passage of time or the result of a collaborator’s performance are recognized when earned. The Group’s collaboration and license agreements generally include contingent milestone payments related to specified pre-clinical research and development milestones, clinical development milestones, regulatory milestones and sales-based milestones. Pre-clinical research and development milestones are typically payable upon the selection of a compound candidate for the next stage of research and development. Clinical development milestones are typically payable when a product candidate initiates or advances in clinical trial phases or achieves defined clinical events such as proof-of-concept. Regulatory milestones are typically payable upon submission for marketing approval with regulatory authorities or upon receipt of actual marketing approvals for a compound, approvals for additional indications, or upon the first commercial sale. Sales-based milestones are typically payable when annual sales reach specified levels.

At the inception of each arrangement that includes milestone payments, the Group evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (i) the entity’s performance to achieve the milestone or (ii) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone; (b) the consideration relates solely to past performance; and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Group evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, share-based compensation, materials and supplies, contracted research, consulting arrangements and other expenses incurred to sustain the Group’s research and development programs. Research and development costs are expensed as incurred.

Government Incentives

Incentives from governments are recognized at their fair values. Government incentives that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government incentives in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable incentives received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations.

Operating Leases—ASC 840

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

Total operating lease rentals for factories and offices for the years ended December 31, 2018, 2017 and 2016 amounted to US$3,759,000, US$2,285,000 and US$1,838,000 respectively. Sub-lease rentals for the years ended December 31, 2018, 2017 and 2016 amounted to US$254,000, US$274,000 and US$228,000 respectively.

Interest Income

Interest generated from cash and cash equivalents and short-term investments is recorded over the period earned. It is measured based on the actual amount of interest the Group earns.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expenses in its consolidated statements of operations.

Comprehensive (Loss)/Income

Comprehensive (loss)/income is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources, and currently consists of net (loss)/income and foreign currency translation gain/(loss) related to the Company’s subsidiaries.

(Losses)/Earnings per Share

Basic (losses)/earnings per share is computed by dividing net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted (losses)/earnings per share is computed by dividing net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted (losses)/earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources and determined that the Group’s reportable segments are as disclosed in Note 23.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investees established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries and equity investees registered as wholly-owned foreign enterprise and sino-foreign joint ventures have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to the general reserve fund and statutory surplus fund respectively. The appropriation to the general reserve fund or the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund or the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to other reserve funds including the enterprise expansion fund, staff bonus and welfare fund or the discretionary surplus fund is made at the company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The core principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize on the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The Group elected the short-term lease exception to not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less and will recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group will adopt the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) for fiscal years and interim periods within 2019. A gross up to the consolidated balance sheet will be recognized on the date of adoption of US$5.7 million and US$6.4 million in right-of-use assets and lease liabilities respectively, primarily related to the Group’s various factories and offices under non-cancellable lease agreements that were accounted as operating leases under ASC 840, Leases (Topic 840) as at December 31, 2018. Additionally, the Group does not expect a significant impact to the consolidated statements of operations after the adoption of ASC 842 as the pattern of expense recognition should not change materially for such operating leases.

Other amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$’000)
As at December 31, 2018
Cash and cash equivalents	86,036	—	—	86,036
Short-term investments	214,915	—	—	214,915
As at December 31, 2017
Cash and cash equivalents	85,265	—	—	85,265
Short-term investments	273,031	—	—	273,031

Accounts receivable, other receivables, amounts due from related parties, accounts payable, other payables and amounts due to related parties are carried at cost, which approximates fair value due to the short-term nature of these financial instruments, and are therefore excluded from the above table. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates their fair values, and are therefore excluded from the above table.

5. Cash and Cash Equivalents

	December 31,
	2018	2017
	(in US$’000)
Cash at bank and on hand	78,556	30,018
Bank deposits maturing in three months or less (note (a))	7,480	55,247
	86,036	85,265
Denominated in:
US$ (note (b))	58,291	66,381
RMB (note (b))	23,254	15,140
UK Pound Sterling (“£”) (note (b))	331	295
Hong Kong dollar (“HK$”)	4,160	3,449
	86,036	85,265

Notes:

(a)             The weighted average effective interest rate on bank deposits for the years ended December 31, 2018 and 2017 was 1.98% per annum and 1.06% per annum respectively (with maturity ranging from 7 to 90 days).

(b)             Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

6. Short-term Investments

	December 31,
	2018	2017
	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	214,538	272,659
HK$	377	372
	214,915	273,031

Note: The weighted average effective interest rate on bank deposits for the years ended December 31, 2018 and 2017 was 2.18% per annum and 1.32% per annum respectively (with maturity ranging from 91 to 100 days and 91 to 183 days respectively).

7. Accounts Receivable—Third Parties

Accounts receivable from contracts with customers, net of allowance for doubtful accounts, consisted of the following:

	December 31,
	2018	2017
	(in US$’000)
Accounts receivable, gross	40,217	38,668
Allowance for doubtful accounts	(41)	(258)
Accounts receivable, net	40,176	38,410

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for doubtful accounts:

	2018	2017	2016
	(in US$’000)
As at January 1	258	2,720	3,127
Increase in allowance for doubtful accounts	21	242	29
Decrease in allowance due to subsequent collection	(223)	—	(237)
Write-off (note)	(1)	(2,874)	—
Exchange difference	(14)	170	(199)
As at December 31	41	258	2,720

Note: In December 2015, the Group recorded a provision amounting to approximately US$1,322,000 which represented an outstanding balance due from a distributor. In January 2016, the Group terminated the distributor’s exclusive distribution rights and in December 2017, the amount due was written off along with other allowance for doubtful accounts balances carried forward from prior years.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2018	2017
	(in US$’000)
Raw materials	652	314
Finished goods	11,657	11,475
	12,309	11,789

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2018	2,372	9,057	2,568	15,154	2,558	31,709
Additions	—	920	48	1,424	4,110	6,502
Disposals	—	(130)	(2)	(223)	—	(355)
Transfers	—	4,253	742	945	(5,940)	—
Exchange differences	(100)	(416)	(138)	(657)	(103)	(1,414)
As at December 31, 2018	2,272	13,684	3,218	16,643	625	36,442
Accumulated depreciation
As at January 1, 2018	1,141	5,296	499	10,553	—	17,489
Depreciation	120	1,323	316	1,727	—	3,486
Disposals	—	(117)	(2)	(203)	—	(322)
Transfers	127	—	—	(127)	—	—
Exchange differences	(58)	(258)	(31)	(480)	—	(827)
As at December 31, 2018	1,330	6,244	782	11,470	—	19,826
Net book value
As at December 31, 2018	942	7,440	2,436	5,173	625	16,616

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2017	2,232	6,296	86	13,976	1,760	24,350
Additions	—	301	155	1,374	4,243	6,073
Disposals	—	—	—	(394)	—	(394)
Transfers	—	2,050	2,321	(722)	(3,649)	—
Exchange differences	140	410	6	920	204	1,680
As at December 31, 2017	2,372	9,057	2,568	15,154	2,558	31,709
Accumulated depreciation
As at January 1, 2017	971	4,249	71	9,105	—	14,396
Depreciation	105	763	169	1,441	—	2,478
Disposals	—	—	—	(337)	—	(337)
Transfers	—	—	255	(255)	—	—
Exchange differences	65	284	4	599	—	952
As at December 31, 2017	1,141	5,296	499	10,553	—	17,489
Net book value
As at December 31, 2017	1,231	3,761	2,069	4,601	2,558	14,220

Depreciation for the year ended December 31, 2016 was US$2,239,000.

10. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2018	2017
	(in US$’000)
HBYS	60,992	55,308
SHPL	68,812	69,417
NSPL	8,102	19,201
Other	412	311
	138,318	144,237

Particulars regarding the principal equity investees are disclosed in Note 2. All of the equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS, SHPL and NSPL is as follows:

(i)                Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	December 31,		December 31,		December 31,
	2018	2017	2018	2017	2018	2017
	(in US$’000)
Current assets	116,020	101,570	124,512	129,535	17,320	9,640
Non-current assets	100,353	107,226	98,532	103,477	—	30,000
Current liabilities	(73,974)	(75,787)	(84,357)	(91,665)	(1,117)	(1,239)
Non-current liabilities	(17,302)	(18,748)	(6,909)	(8,616)	—	—
Net assets	125,097	114,261	131,778	132,731	16,203	38,401
Non-controlling interests	(3,113)	(3,645)	—	—	—	—
	121,984	110,616	131,778	132,731	16,203	38,401

(ii)            Summarized statements of operations

	Commercial Platform						Innovation Platform
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS (note (a))			SHPL (note (b))			NSPL (note (c))
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	(in US$’000)
Revenue	215,838	227,422	224,131	275,649	244,557	222,368	—	—	—
Gross profit	113,137	91,458	89,355	192,939	175,965	158,131	—	—	—
Impairment provision (note (d))	—	—	—	—	—	—	(30,000)	—	—
Interest income	81	220	238	673	757	565	188	—	—
Finance cost	(152)	(117)	(123)	—	—	—	—	—	—
Profit/(loss) before taxation	20,703	24,434	23,759	69,138	66,497	148,144	(38,198)	(9,210)	(8,482)
Income tax expense (note (e))	(4,227)	(3,629)	(3,631)	(9,371)	(10,874)	(27,645)	—	—	—
Net income/(loss)	16,476	20,805	20,128	59,767	55,623	120,499	(38,198)	(9,210)	(8,482)
Non-controlling interests	384	(29)	248	—	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	16,860	20,776	20,376	59,767	55,623	120,499	(38,198)	(9,210)	(8,482)

Notes:

(a)                     HBYS divested its 60% shareholding in Nanyang Baiyunshan Hutchison Whampoa Guanbao Pharmaceutical Company Limited in September 2017 for consideration approximately equal to its carrying value.

(b)                     SHPL completed the surrender of their prior manufacturing and factory site in October 2016, which resulted in a US$88.5 million gain on disposal.

(c)                        NSPL primarily incurred research and development expenses and an impairment provision in the periods presented.

(d)                     On November 19, 2018, NSPL’s Board reviewed the progress of its drug candidates. After due consideration of the timeline and further investments required to complete NSPL’s clinical trials and reach the commercialization stage, it decided to explore alternative strategic options to maximize the economic returns from the drug candidates. NSPL has performed an annual impairment assessment of the recoverability of the related US$30 million intangible asset by comparing its carrying amount to the higher of the asset’s value-in-use or its fair value less costs to sell. In preparing its assessment, although NSPL has been in the process of identifying potential buyers or collaboration partners to maximize its economics returns from the drug candidates, there is no certainty of an available market or that a suitable buyer or partner can be readily identified. Accordingly, NSPL has recorded a full impairment provision. The Company’s attributable portion was US$15 million.

(e)                        The main entities within the HBYS and SHPL groups have been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entities were eligible to use a preferential income tax rate of 15% for the years ended December 31, 2018, 2017 and 2016.

For the years ended December 31, 2018, 2017 and 2016, other immaterial equity investees had net income of approximately US$236,000, US$117,000 and US$95,000 respectively.

(iii)        Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform						Innovation Platform (note)
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS			SHPL			NSPL
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	110,616	127,072	121,523	132,731	150,134	93,263	38,401	33,611	18,093
Net income/(loss) attributable to the shareholders of equity investee	16,860	20,776	20,376	59,767	55,623	120,499	(38,198)	(9,210)	(8,482)
Dividends declared	—	(45,128)	(6,000)	(54,923)	(81,299)	(55,057)	—	—	—
Other comprehensive (loss)/income	(5,492)	7,896	(8,827)	(5,797)	8,273	(8,571)	—	—	—
Investments	—	—	—	—	—	—	16,000	14,000	10,000
Capitalization of loans	—	—	—	—	—	—	—	—	14,000
Closing net assets after non-controlling interests as at December 31	121,984	110,616	127,072	131,778	132,731	150,134	16,203	38,401	33,611
Group’s share of net assets	60,992	55,308	63,536	65,889	66,365	75,067	8,102	19,201	16,806
Goodwill	—	—	—	2,923	3,052	2,872	—	—	—
Carrying amount of investments as at December 31	60,992	55,308	63,536	68,812	69,417	77,939	8,102	19,201	16,806

Note: The Innovation Platform includes other immaterial equity investees. As at December 31, 2018, 2017 and 2016, the aggregate carrying amount of investments in NSPL and other immaterial equity investees was approximately US$8,514,000, US$19,512,000 and US$17,031,000 respectively.

The equity investees had the following lease commitments and capital commitments:

(a)                                The equity investees lease various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases were as follows:

December 31, 2018
(in US$’000)
Not later than 1 year	1,495
Between 1 to 2 years	665
Between 2 to 3 years	249
Between 3 to 4 years	59
Between 4 to 5 years	5
Total minimum lease payments	2,473

(b)                                Capital commitments

The equity investees had the following capital commitments:

December 31, 2018
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,359

11. Accounts Payable

	December 31,
	2018	2017
	(in US$’000)
Accounts payable—third parties	14,158	17,095
Accounts payable—non-controlling shareholders of subsidiaries	4,960	7,250
Accounts payable—related party (Note 20(ii))	6,507	20
	25,625	24,365

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

12. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2018	2017
	(in US$’000)
Accrued salaries and benefits	8,715	9,295
Accrued research and development expenses	28,883	14,613
Accrued selling and marketing expenses	4,675	4,121
Accrued administrative and other general expenses	6,181	4,729
Deferred government incentives	1,817	1,790
Loan from a non-controlling shareholder of a subsidiary (Note 20(iv))	—	1,550
Deposits (note)	1,230	1,282
Dividend payable to non-controlling shareholder of subsidiary (Note 20(iv))	1,282	—
Others	3,544	3,573
	56,327	40,953

Note: As at December 31, 2017, the balance included payments in advance from customers of US$0.7 million, which were included in deferred revenue after the adoption of ASC 606 on January 1, 2018.

13. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2018	2017
	(in US$’000)
Current	—	29,987
Non-current	26,739	—
	26,739	29,987

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2018, 2017 and 2016 was 2.79% per annum, 1.90% per annum and 1.52% per annum respectively. In addition, the Group incurred guarantee fees of nil, US$320,000 and US$471,000 respectively for the years ended December 31, 2018, 2017 and 2016, which was nil, 0.76% per annum and 0.94% per annum respectively of the weighted average outstanding bank borrowings. The carrying amounts of the Group’s bank borrowings are all denominated in HK$.

(i)                3-year term loan and 18-month revolving loan facilities

In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities include (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bears interest at 1.50% over the Hong Kong Interbank Offered Rate (“HIBOR”) per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bears interest at 1.25% over HIBOR per annum. The term loan was drawn in May 2018 and is due in November 2020. Accordingly, the term loan is recorded under long-term bank borrowings as at December 31, 2018. As at December 31, 2018 and 2017, no amount has been drawn from the revolving loan facility. These credit facilities are guaranteed by the Company.

(ii)            2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility is a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of 1.35% over HIBOR. The second credit facility is a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an annual interest rate of 1.35% over HIBOR. These credit facilities are guaranteed by the Company. As at December 31, 2018, no amount has been drawn from either of the revolving loan facilities.

In February 2017, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility included (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The second credit facility included (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loans from the first and second credit facilities were repaid in May 2018. Both revolving loan facilities were terminated in August 2018.

(iii)        3-year revolving loan facility

In November 2018, the Group through its subsidiary renewed a 3-year revolving loan facility with a bank in the aggregate amount of HK$234,000,000 (US$30,000,000) with an annual interest rate of 0.85% over HIBOR (prior to the renewal, the revolving loan facility had an annual interest rate of 1.25% over HIBOR). This credit facility is guaranteed by the Company. In February 2017, HK$20,000,000 (US$2,564,000) was drawn from this facility and the amount was fully repaid in March 2017. As at December 31, 2018 and 2017, no amount has been drawn from the revolving loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2018	2017
	(in US$’000)
Not later than 1 year	—	30,000
Between 1 to 2 years	26,923	—
	26,923	30,000

As at December 31, 2018 and 2017, the Group had unutilized bank borrowing facilities of HK$931,000,000 (US$119,359,000) and HK$946,000,000 (US$121,282,000) respectively.

14. Commitments and Contingencies

(i)                Lease commitments

The Group leases various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases were as follows:

December 31, 2018
(in US$’000)
Not later than 1 year	3,026
Between 1 to 2 years	2,735
Between 2 to 3 years	1,056
Between 3 to 4 years	882
Between 4 to 5 years	810
Later than 5 years	326
Total minimum lease payments	8,835

(ii)            Capital commitments

The Group had the following capital commitments:

December 31, 2018
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,498

The Group does not have any other significant commitments or contingencies.

15. Ordinary Shares

The Company is authorized to issue 75,000,000 ordinary shares.

On March 17, 2016, the Company’s ADS, each representing one-half of one ordinary share, commenced trading on the Nasdaq Global Select Market. Concurrently, the Company issued 3,750,000 ordinary shares in the form of 7,500,000 ADS for gross proceeds of US$101.3 million. On April 13, 2016, the Company issued an additional 330,000 ordinary shares in the form of 660,000 ADS for gross proceeds of US$8.9 million. Issuance costs totaled US$14.2 million, of which US$12.9 million and US$1.3 million were paid in the years ended December 31, 2016 and 2015 respectively.

In October 2017, the Company issued 5,684,905 ordinary shares in the form of 11,369,810 ADS for gross proceeds of US$301.3 million. Issuance costs totaled US$8.6 million.

A summary of ordinary shares transactions (in thousands) is as follows:

	2018	2017	2016
As at January 1	66,447	60,706	56,533
Public offering	—	5,685	4,080
Share option exercises	211	56	93
As at December 31	66,658	66,447	60,706

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

16. Share-based Compensation

(i)                Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “HCML Share Option Scheme”). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2018, the aggregate number of shares issuable under the HCML Share Option Scheme is 2,313,097 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 184,518 ordinary shares. Additionally, the number of shares authorized but unissued was 8,342,255 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

On June 15, 2016, 1,187,372 share options of a subsidiary were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company (Note 16(ii)). This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2016	442,365	5.16	6.53	10,061
Granted	693,686	19.70
Exercised	(92,705)	3.54
Cancelled	(3,750)	6.10
Outstanding at December 31, 2016	1,039,596	15.00	6.77	7,900
Granted	150,000	31.05
Exercised	(56,309)	5.16
Cancelled	(6,875)	6.10
Outstanding at December 31, 2017	1,126,412	17.69	6.29	43,158
Granted	1,060,626	46.87
Exercised	(210,708)	14.03
Cancelled	(120,845)	43.03
Outstanding at December 31, 2018	1,855,485	33.13	7.35	15,158
Vested and exercisable at December 31, 2016	767,376	14.64	6.66	6,106
Vested and exercisable at December 31, 2017	951,412	15.52	5.81	38,508
Vested and exercisable at December 31, 2018	803,204	16.77	4.84	14,843

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2011	2013	2016	2017	2018
Weighted average grant date fair value of share options (in £ per share)	1.84	3.15	8.99	12.69	16.72
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	4.41	6.10	19.70	31.05	46.87
Share price at effective date of grant (in £ per share)	4.33	6.10	19.70	31.05	46.64
Expected volatility (note (a))	46.6%	36.0%	39.0%	36.3%	37.6%
Risk-free interest rate (note (b))	3.13%	3.16%	1.00%	1.17%	1.46%
Contractual life of share options (in years)	10	10	8	10	10
Expected dividend yield (note (c))	0%	0%	0%	0%	0%

Notes:

(a)       The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)       The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £.

(c)       The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Cash received from share options exercised	3,868	380	426
Total intrinsic value of share options exercised	9,394	2,290	1,907

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Research and development expenses	7,280	1,284	1,278
Administrative expenses	623	—	—
	7,903	1,284	1,278

As at December 31, 2018, the total unrecognized compensation cost was US$15,663,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.32 years.

(ii)            Share-based Compensation of a subsidiary

Hutchison MediPharma Holdings Limited (“HMHL”) adopted a share option scheme on August 6, 2008 (as amended on April 15, 2011) and such scheme has a term of 6 years. It expired in 2014 and no further share options can be granted. Another share option scheme was adopted on December 17, 2014 (the “HMHL Share Option Scheme”). Pursuant to the HMHL Share Option Scheme, any employee or director of HMHL and any of its holding company, subsidiaries and affiliates is eligible to participate in the HMHL Share Option Scheme subject to the discretion of the board of directors of HMHL.

The aggregate number of shares issuable under the HMHL Share Option Scheme is 2,144,408 ordinary shares. As at December 31, 2018, the number of shares authorized but unissued was 157,111,839 ordinary shares of HMHL.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of six or nine years from the date of grant.

On June 15, 2016, 1,187,372 share options pursuant to the HMHL Share Option Schemes were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company pursuant to the HCML Share Option Schemes (Note 16(i)). This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

Subsequent to the cancellation, there were no share options outstanding nor any other share option activity as at and for the years ended December 31, 2018, 2017 and 2016.

The subsidiary recognized compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Research and development	—	32	502

(iii)        LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through profit or loss.

Granted awards under the LTIP are as follows:

	Maximum cash amount per annum	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
October 19, 2015	1.8	2014 – 2016	note (a)
March 24, 2016	0.3	note (b)	note (b)
March 15, 2017	0.4	note (c)	note (c)
March 15, 2017 and August 2, 2017	6.0	2017 – 2019	note (d)
December 15, 2017	0.5	2018 – 2019	note (d)
August 6, 2018	0.1	2018 – 2019	note (d)
December 14, 2018	1.5	2019	note (d)

Notes:

(a)                     The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs one business day after the publication date of the annual report of the Company for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)                     This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)                      This award did not stipulate performance targets and vested one business day after the publication date of the annual report for the 2017 financial year.

(d)                     The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Group using funds provided by the Group. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) purchased and held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$’000)
As at January 1, 2017	62,921	2,390
Purchased	35,095	1,367
Vested	(42,038)	(1,800)
As at December 31, 2017	55,978	1,957
Purchased	79,500	5,451
Vested	(23,375)	(731)
As at December 31, 2018	112,103	6,677

Based on the actual achievement of performance targets for the 2018 financial year, the Group expects to purchase up to US$1,133,000 of treasury shares in 2019.

For the years ended December 31, 2018, 2017 and 2016, US$692,000, US$79,000 and US$25,000 of the LTIP awards were forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Research and development expenses	1,000	1,894	850
Selling and administrative expenses	1,227	1,529	811
	2,227	3,423	1,661
Recorded with a corresponding credit to:
Liability	764	2,336	345
Additional paid-in capital	1,463	1,087	1,316
	2,227	3,423	1,661

For the years ended December 31, 2018, 2017 and 2016, US$1,770,000, US$451,000 and US$64,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2018 and 2017, US$1,235,000 and US$2,241,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2018, the total unrecognized compensation cost was approximately US$4,773,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

17. Revenues

The following table presents revenue disaggregated by customer types and major categories, and reconciles disaggregated revenue with reportable segments:

	ASC 606
	Year Ended December 31, 2018
	Innovation Platform	Commercial Platform (note (a))	Total
	(in US$’000)
Customer types
Third parties—Distribution	3,324	164,570	167,894
Third parties—Collaboration	30,077	—	30,077
Related parties (Note 20(i))	7,832	8,306	16,138
	41,233	172,876	214,109
Major categories
Goods	3,324	161,216	164,540
Services	25,513	11,660	37,173
Royalties	261	—	261
Licenses (note (b))	12,135	—	12,135
	41,233	172,876	214,109

	ASC 605
	Year Ended December 31, 2017
	Innovation Platform	Commercial Platform (note (a))	Total
	(in US$’000)
Customer types
Third parties	26,315	196,720	223,035
Related parties (Note 20(i))	9,682	8,486	18,168
	35,997	205,206	241,203
Major categories
Goods	—	203,346	203,346
Services	26,540	1,860	28,400
Milestones (note (c))	9,457	—	9,457
	35,997	205,206	241,203

	ASC 605
	Year Ended December 31, 2016
	Innovation Platform	Commercial Platform (note (a))	Total
	(in US$’000)
Customer types
Third parties	26,799	171,058	197,857
Related parties (Note 20(i))	8,429	9,794	18,223
	35,228	180,852	216,080
Major categories
Goods	—	180,852	180,852
Services	25,297	—	25,297
Milestones (note (c))	9,931	—	9,931
	35,228	180,852	216,080

Notes:

(a)                       Sales of goods are recognized at a point-in-time and sales of services are recognized over time. The implementation of the two-invoice system in China over the years ended December 31, 2018 and 2017 has resulted in a shift from a gross sales of goods revenue model to a net fee-for-service revenue model in the Group’s Commercial Platform, as the Group does not obtain control of the goods for distribution for relevant transactions.

(b)                       Under ASC 606, relates to the proportionate amount of milestone payment allocated to the license to the commercialization rights of a drug compound transferred at the inception date of the relevant license and collaboration contract. During the year ended December 31, 2018, the Group received a milestone of US$13.5 million, of which US$12.1 million was allocated to licenses and US$1.4 million was allocated to services.

(c)                        Under ASC 605, relates to milestone payments recognized under the milestone method.

The following table presents liability balances from contracts with customers:

	December 31,
	2018	2017
	(in US$’000)
Deferred revenue
Current—Innovation Platform (note (a))	(2,353)	(1,295)
Current—Commercial Platform (note (b))	(187)	—
	(2,540)	(1,295)
Non-current—Innovation Platform (note (a))	(408)	(809)
Payments in advance from customers—included in other payables, accruals and advance receipts (note (b))	—	(701)

Notes:

(a)                       Innovation Platform deferred revenue relates to the unamortized upfront and milestone payments and advance consideration received for cost reimbursements, which are attributed to research and development services that have not yet been rendered as at the reporting date, as well as payments in advance from a customer for goods that have not been transferred as at the reporting date. There was a cumulative adjustment to increase deferred revenue by US$1.1 million upon the adoption of ASC 606 on January 1, 2018.

(b)                       Commercial Platform deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date. Payments in advance from customers were included in deferred revenue upon the adoption of ASC 606 on January 1, 2018.

As at January 1, 2018 after the adoption of ASC 606, deferred revenue was US$3.9 million, of which US$2.1 million was recognized during the year ended December 31, 2018. Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

December 31, 2018
(in US$’000)
Not later than 1 year	2,540
Between 1 to 2 years	390
Between 2 to 3 years	18
2,948

Innovation Platform

Innovation Platform revenue is mainly from license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to fruquintinib (“Lilly Agreement”), a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Fruquintinib was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China. Development costs after the first development milestone are shared between the Group and Lilly.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of fruquintinib in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all fruquintinib sales in China upon the commercial launch of the first LCI.

The 2018 Amendment provides the Group rights to promote fruquintinib in provinces that represent 30% of the sales of fruquintinib in China upon the occurrence of certain commercial milestones by Lilly. Such provinces will expand to 40% of the sales of fruquintinib in China subject to additional criteria being met. In return, Lilly will pay the Group service fees for such promotion and marketing services performed. Additionally, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of fruquintinib and various immunotherapy agents.

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2018 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

In addition, the Group signed an option agreement which grants Lilly an exclusive option to expand the fruquintinib rights beyond Hong Kong and China. The option agreement further sets out certain milestone payments and royalty rates that apply in the event the option is exercised on a global basis. However, these are subject to further negotiation should the option be exercised on a specific territory basis as opposed to a global basis. The option was determined at the inception of the contract to have minimal value. As at December 31, 2018, the option has not been exercised, and in January 2019, Lilly elected not to exercise the option.

The Group adopted ASC 606 on January 1, 2018 and reassessed the Lilly Agreement under the new standard, which resulted in US$0.1 million recognition of previously deferred revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31, 2017	Opening Adjustments	January 1, 2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	5.7	0.5	6.2
Milestone payments (note (b))	23.7	(0.4)	23.3
	29.4	0.1	29.5

Notes:

(a)                       Upfront payment amounts deferred under ASC 605, but was allocated to the license to fruquintinib transferred at inception under ASC 606, resulting in additional revenue recognition on adoption.

(b)                       Milestone payments had been fully recognized under ASC 605’s milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

Under ASC 606, the Group identified the following performance obligations under the Lilly Agreement: (1) the license for the commercialization rights to fruquintinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to fruquintinib and the research and development services were 90% and 10% respectively. Control of the license to fruquintinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for fruquintinib as a measure of progress. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The Group identified the following performance obligations under the 2018 Amendment: (1) the research and development services for the LCI and (2) the promotion and marketing services. As at December 31, 2018, none of the services had commenced.

Revenue recognized under the Lilly Agreement by transaction price type is as follows:

	ASC 606	ASC 605
	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Research and development cost reimbursements	9,309	12,145	12,133
Amortization of the upfront payment	122	1,589	1,662
Recognition and amortization of the milestone payments (note)	13,849	4,494	—
Royalties	261	—	—
	23,541	18,228	13,795

Note: During the year ended December 31, 2018, the Group achieved a milestone in relation to the approval of fruquintinib as a treatment of patients with advanced colorectal cancer. During the year ended December 31, 2017, the Group achieved a milestone in relation to the acceptance of a new drug application by the China Food and Drug Administration (now the China National Drug Administration) for fruquintinib as a treatment of patients with advanced colorectal cancer. During the year ended December 31, 2016, no milestones were achieved.

License and collaboration agreement with AstraZeneca

On December 21, 2011 (as amended on August 1, 2016), the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for savolitinib (“AZ Agreement”), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Should savolitinib be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China. Subject to approval of savolitinib in papillary renal cell carcinoma, the Group would receive increased tiered royalties from 14% to 18% on all sales outside of China, and after total aggregate sales of savolitinib have reached US$5 billion, this royalty will step down over a two-year period to an ongoing tiered royalty rate from 10.5% to 14.5%. Should savolitinib be successfully commercialized in China, the Group would receive fixed royalties of 30% based on all sales in China. Development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2018 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	25,000

The Group adopted ASC 606 on January 1, 2018 and reassessed the AZ Agreement under the new standard, which resulted in US$1.2 million deferral of previously recognized revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31, 2017	Opening Adjustments	January 1, 2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	19.6	(0.3)	19.3
Milestone payments (note (b))	24.9	(0.9)	24.0
	44.5	(1.2)	43.3

Notes:

(a)                       Upfront payment amounts allocated to research and development services recognized under ASC 606 differed from ASC 605 due to a different basis in measuring progress on adoption, resulting in deferral of revenue.

(b)                       Milestone payments had been fully recognized under ASC 605’s milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

Under ASC 606, the Group identified the following performance obligations under the AZ Agreement: (1) the license for the commercialization rights to savolitinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to savolitinib and the research and development services were 95% and 5% respectively. Control of the license to savolitinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for savolitinib as a measure of progress.

Revenue recognized under the AZ Agreement by transaction price type is as follows:

	ASC 606	ASC 605
	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Research and development cost reimbursements	5,876	3,058	2,701
Amortization of the upfront payment	273	66	17
Recognition and amortization of the milestone payments (note)	387	4,963	9,931
	6,536	8,087	12,649

Note: During the year ended December 31, 2018, no milestones were achieved. During the year ended December 31, 2017, the Group achieved a milestone in relation to the Phase III initiation for the secondary indication papillary renal cell carcinoma. During the year ended December 31, 2016, the Group achieved a milestone in relation to the Phase IIb initiation for the primary indication non-small cell lung cancer.

18. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Clinical trial related costs	73,693	45,250	38,589
Personnel compensation and related costs	35,340	24,848	21,698
Other research and development expenses	5,128	5,425	6,584
	114,161	75,523	66,871

19. Government Incentives

The Group receives government grants from the PRC Government (including the National level and Shanghai Municipal City). Government grants in the Innovation Platform are primarily given in support of Drug R&D activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the PRC Government if the related research and development projects are suspended. Government grants in the Commercial Platform are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the PRC Government over the period of the grant.

Government incentives, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 12) and other non-current liabilities. For the years ended December 31, 2018, 2017 and 2016, the Group received government grants of US$1,798,000 US$1,323,000 and US$1,872,000 respectively.

The government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Research and development expenses	1,422	876	1,269
Other income	573	—	—
	1,995	876	1,269

20. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)             Transactions with related parties:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	8,306	8,486	9,794
Revenue from research and development services from:
Equity investees	7,832	9,682	8,429
Purchases from:
Equity investees	2,827	1,182	280
Rendering of marketing services from:
An indirect subsidiary of CK Hutchison	546	372	741
An equity investee	12,703	10,195	8,401
	13,249	10,567	9,142
Rendering of management services from:
Indirect subsidiaries of CK Hutchison	922	897	874
Interest paid to:
Immediate holding company	—	—	152
An indirect subsidiary of CK Hutchison	—	132	—
	—	132	152
Guarantee fee on bank borrowing to:
An indirect subsidiary of CK Hutchison	—	320	471

(ii)            Balances with related parties included in:

	December 31,
	2018	2017
	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	2,709	2,761
Equity investees (note (a))	73	1,099
	2,782	3,860
Accounts payable
An equity investee (note (a))	6,507	20
Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (a))	—	23
Equity investees (note (a))	889	893
Dividend receivable from an equity investee	—	7,628
	889	8,544
Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (b))	432	454
An equity investee (note (a))	—	6,567
	432	7,021
Other deferred income
An equity investee (note (c))	1,356	1,648

Notes:

(a)                     Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)                       Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(c)                        Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii)        Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Sales	19,981	13,307	12,274
Purchases	15,568	21,236	15,225
Interest expense	62	66	78
Dividend paid	1,282	1,594	564

(iv)         Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2018	2017
	(in US$’000)
Accounts receivable—third parties	5,070	1,846
Accounts payable	4,960	7,250
Other payables, accruals and advance receipts
Loan	—	1,550
Interest payable	—	80
Dividend payable	1,282	—
	1,282	1,630
Other non-current liabilities
Loan	579	579

21. Income Taxes

(i)                Income tax expense

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Current tax
HK (note (a))	436	572	520
PRC (note (b))	1,293	782	458
Other	235	—	—
Deferred income tax	2,000	1,726	3,353
Income tax expense	3,964	3,080	4,331

Notes:

(a)                       The Company, two subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax which has been provided for at the rate of 16.5% on the estimated assessable profits less estimated available tax losses in each entity.

(b)                       Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. HMPL and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2019 and 2020 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2018 and 2017, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(86,655)	(53,536)	(47,356)
Tax calculated at the statutory tax rate of the Company	(14,298)	(8,833)	(7,814)
Tax effects of:
Different tax rates available in different jurisdictions	1,349	2,531	453
Tax valuation allowance	19,414	11,410	9,886
Preferential tax deduction	(5,800)	(3,347)	(3,205)
Expenses not deductible for tax purposes	1,902	391	688
Utilization of previously unrecognized tax losses	(329)	(387)	(21)
Withholding tax on undistributed earnings of PRC entities	1,983	1,980	3,532
Others	(257)	(665)	812
Income tax expense	3,964	3,080	4,331

(ii)            Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2018	2017
	(in US$’000)
Deferred tax assets
Tax losses	48,046	31,028
Others	1,555	1,267
Total deferred tax assets	49,601	32,295
Less: Valuation allowance	(49,021)	(31,662)
Deferred tax assets	580	633
Deferred tax liabilities
Undistributed earnings from PRC entities	4,728	4,332
Others	108	120
Deferred tax liabilities	4,836	4,452

The movements in deferred tax assets and liabilities are as follows:

	2018	2017	2016
	(in US’000)
As at January 1	(3,819)	(4,989)	(3,473)
Utilization of previously recognized withholding tax on undistributed earnings	1,373	3,179	1,526
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(1,983)	(1,980)	(3,532)
Deferred tax on amortization of intangible assets	19	18	32
Deferred tax on provision for assets	(36)	236	147
Exchange differences	190	(283)	311
As at December 31	(4,256)	(3,819)	(4,989)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2018	2017
	(in US$’000)
No expiry date	52,866	42,385
2018	—	858
2019	—	4,261
2020	—	36,188
2021	9	50,494
2022	182	65,195
2023	—	—
2024	4,081	—
2025	34,319	—
2026	48,328	—
2027	63,303	—
2028	111,753	—
	314,841	199,381

The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred tax assets. The Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs with effect from January 1, 2018), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

The table below summarizes changes in the deferred tax valuation allowance:

	2018	2017	2016
	(in US$’000)
As at January 1	31,662	20,145	11,393
Charged to consolidated statements of operations	19,414	11,410	9,886
Utilization of previously unrecognized tax losses	(329)	(387)	(21)
Write-off of expired tax losses	—	(558)	—
Others	(105)	(89)	(288)
Exchange differences	(1,621)	1,141	(825)
As at December 31	49,021	31,662	20,145

As at December 31, 2018 and 2017, the Group did not have any material unrecognized uncertain tax positions.

(iii)        Income tax payable

	2018	2017	2016
	(in US$’000)
As at January 1	979	274	442
Current tax	1,964	1,354	978
Withholding tax upon dividend declaration from PRC entities	1,373	3,179	1,526
Tax paid	(3,752)	(3,836)	(2,664)
Exchange difference	(9)	8	(8)
As at December 31	555	979	274

22. (Losses)/Earnings per Share

(i)                Basic (losses)/earnings per share

Basic (losses)/earnings per share is calculated by dividing the net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic (losses)/earnings per share.

	Year Ended December 31,
	2018	2017	2016
Weighted average number of outstanding ordinary shares in issue	66,426,382	61,717,171	59,715,173
Net (loss)/income attributable to the Company (US$’000)	(74,805)	(26,737)	11,698
(Losses)/earnings per share attributable to the Company (US$ per share)	(1.13)	(0.43)	0.20

(ii)            Diluted (losses)/earnings per share

Diluted (losses)/earnings per share is calculated by dividing net (loss)/income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

	Year Ended December 31,
	2018	2017	2016
Weighted average number of outstanding ordinary shares in issue	66,426,382	61,717,171	59,715,173
Adjustment for share options and LTIP	—	—	255,877
	66,426,382	61,717,171	59,971,050
Net (loss)/income attributable to the Company (US$’000)	(74,805)	(26,737)	11,698
(Losses)/earnings per share attributable to the Company (US$ per share)	(1.13)	(0.43)	0.20

For the years ended December 31, 2018 and 2017, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect.

23. Segment Reporting

The Group determines its operating segments from both business and geographic perspectives as follows:

(i)                                    Innovation Platform (Drug R&D): focuses on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases, and the provision of research and development services; and

(ii)                              Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

(a)                   Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription pharmaceuticals; and

(b)                   Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

Innovation Platform and Prescription Drugs businesses under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

The performance of the reportable segments is assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expense, income tax expenses and equity in earnings of equity investees, net of tax (“Adjusted (LBIT)/EBIT” or “Adjusted LBIT”), (b) equity in earnings of equity investees, net of tax and (c) operating (loss)/profit.

The segment information is as follows:

	Year Ended December 31, 2018
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	41,233	132,829	11,949	28,098	172,876	—	214,109
Adjusted (LBIT)/EBIT	(83,724)	5,131	742	2,662	8,535	(16,435)	(91,624)
Interest income	119	66	16	59	141	5,718	5,978
Equity in earnings of equity investees, net of tax	(18,981)	29,884	8,430	—	38,314	—	19,333
Operating (loss)/profit	(102,586)	35,081	9,188	2,721	46,990	(10,717)	(66,313)
Interest expense	—	—	—	62	62	947	1,009
Income tax expense	81	1,063	179	420	1,662	2,221	3,964
Net (loss)/income attributable to ordinary shareholders of the Company	(102,412)	32,080	8,166	1,126	41,372	(13,765)	(74,805)
Depreciation/amortization	3,334	132	23	40	195	61	3,590
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,198	114	36	434	584	720	6,502

	As at December 31, 2018
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	100,388	118,445	67,352	11,686	197,483	234,247	532,118
Property, plant and equipment	15,223	204	71	418	693	700	16,616
Leasehold land	1,174	—	—	—	—	—	1,174
Goodwill	—	2,779	407	—	3,186	—	3,186
Other intangible asset	—	347	—	—	347	—	347
Investments in equity investees	8,514	68,812	60,992	—	129,804	—	138,318

	Year Ended December 31, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	35,997	166,435	9,858	28,913	205,206	—	241,203
Adjusted (LBIT)/EBIT	(47,503)	3,272	578	3,029	6,879	(12,677)	(53,301)
Interest income	64	37	13	13	63	1,093	1,220
Equity in earnings of equity investees, net of tax	(4,547)	27,812	10,388	—	38,200	—	33,653
Operating (loss)/profit	(51,986)	31,121	10,979	3,042	45,142	(11,584)	(18,428)
Interest expense	—	—	—	66	66	1,389	1,455
Income tax expense	26	934	(457)	509	986	2,068	3,080
Net (loss)/income attributable to ordinary shareholders of the Company	(51,880)	28,999	9,773	1,261	40,033	(14,890)	(26,737)
Depreciation/amortization	2,400	116	17	18	151	27	2,578
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,936	56	43	8	107	30	6,073

	As at December 31, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	63,268	122,665	58,961	13,794	195,420	339,244	597,932
Property, plant and equipment	13,917	160	61	30	251	52	14,220
Leasehold land	1,261	—	—	—	—	—	1,261
Goodwill	—	2,901	407	—	3,308	—	3,308
Other intangible asset	—	430	—	—	430	—	430
Investments in equity investees	19,512	69,417	55,308	—	124,725	—	144,237

	Year Ended December 31, 2016
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	35,228	149,861	6,984	24,007	180,852	—	216,080
Adjusted (LBIT)/EBIT	(36,657)	2,377	(493)	1,852	3,736	(13,306)	(46,227)
Interest income	52	31	34	1	66	384	502
Equity in earnings of equity investees, net of tax	(4,232)	60,288	10,188	—	70,476	—	66,244
Operating (loss)/profit	(40,837)	62,696	9,729	1,853	74,278	(12,922)	20,519
Interest expense	—	—	—	79	79	1,552	1,631
Income tax expense	—	777	(497)	289	569	3,762	4,331
Net (loss)/income attributable to ordinary shareholders of the Company	(40,735)	61,120	8,384	833	70,337	(17,904)	11,698
Depreciation/amortization	2,176	102	3	19	124	41	2,341
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,138	67	20	51	138	51	4,327

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was nil, US$2,536,000 and US$1,306,000 for the years ended December 31, 2018, 2017 and 2016 respectively. Sales between segments are carried out at mutually agreed terms.

There was one customer which accounted for over 10% of the Group’s revenue for the year ended December 31, 2018. There were no customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2017 and 2016.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of Adjusted LBIT to net (loss)/income is as follows:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Adjusted LBIT	(91,624)	(53,301)	(46,227)
Interest income	5,978	1,220	502
Equity in earnings of equity investees, net of tax	19,333	33,653	66,244
Interest expense	(1,009)	(1,455)	(1,631)
Income tax expense	(3,964)	(3,080)	(4,331)
Net (loss)/income	(71,286)	(22,963)	14,557

24. Note to Consolidated Statements of Cash Flows

Reconciliation of net (loss)/income for the year to net cash used in operating activities:

	Year Ended December 31,
	2018	2017	2016
	(in US$’000)
Net (loss)/income	(71,286)	(22,963)	14,557
Adjustments to reconcile net (loss)/income to net cash used in operating activities
Amortization of finance costs	76	147	92
Depreciation and amortization	3,590	2,578	2,341
Loss on retirement of property, plant and equipment	33	57	30
Provision for excess and obsolete inventories	37	(16)	163
Provision for doubtful accounts	(202)	242	(208)
Share-based compensation expense—share options	7,903	1,316	1,780
Share-based compensation expense—LTIP	2,227	3,423	1,661
Equity in earnings of equity investees, net of tax	(19,333)	(33,653)	(66,244)
Dividends received from equity investees	35,218	55,586	30,528
Unrealized currency translation loss/(gain)	1,515	(399)	633
Changes in income tax balances	212	(756)	1,667
Changes in working capital
Accounts receivable—third parties	(1,564)	2,160	(7,258)
Accounts receivable—related parties	1,078	363	(2,354)
Other receivables, prepayments and deposits	(2,385)	(6,982)	(1,129)
Amounts due from related parties	27	220	1,157
Inventories	(557)	1,049	(3,430)
Long-term prepayment	292	123	361
Accounts payable	1,260	(11,173)	11,452
Other payables, accruals and advance receipts	16,286	5,194	7,554
Deferred revenue	(239)	(897)	(1,668)
Other deferred income	(446)	(275)	131
Amounts due to related parties	(6,589)	(4,287)	(1,385)
Total changes in working capital	7,163	(14,505)	3,431
Net cash used in operating activities	(32,847)	(8,943)	(9,569)

25. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

26. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$7,427,000 and US$7,277,000 as at December 31, 2018 and 2017 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$92,216,000 and US$85,400,000 as at December 31, 2018 and 2017 respectively.

27. Subsequent Events

The Group evaluated subsequent events through March 11, 2019, which is the date when the consolidated financial statements were issued.